Exhibit 1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your Barclays Shares please send this document and the accompanying Proxy Form to the person you sold or transferred your shares to, or to the bank, stockbroker or other agent who arranged the sale or transfer for you.

Please read the whole of this document and, in particular, the risk factors set out in the section headed “Risk Factors” on pages 8 to 12 of this document.

Barclays PLC
(Incorporated under the Companies Acts 1862 to 1890 and
registered in England with Registered No. 48839)

Proposed Disposal of the Barclays Global Investors Business

Circular to Barclays Shareholders and
Notice of General Meeting of the Company to be held at 11 a.m. on 6 August 2009

Your attention is drawn to the letter from the Chairman of the Company which is set out on pages 1 to 7 of this document and which recommends you vote in favour of the resolution to be proposed at the General Meeting of the Company referred to below.

Notice of the General Meeting of the Company to be held at The Brewery, Chiswell Street, London EC1Y 4SD at 11 a.m. on 6 August 2009 is set out at the end of this document. A Proxy Form for use at this General Meeting is enclosed. To be valid, the Proxy Form should be completed, signed and returned in accordance with the instructions on it so as to be received by The Registrar to Barclays, Aspect House, Spencer Road, Lancing, West Sussex BN99 6RA as soon as possible and in any event no later than 11 a.m. on 4 August 2009. If you hold Barclays Shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to The Registrar to Barclays (Issuer’s agent ID RA19), so that it is received by no later than 11 a.m. on 4 August 2009. Completion and return of a Proxy Form will not preclude Barclays Shareholders from attending and voting in person at the General Meeting, should they so wish.

Barclays Capital, the investment banking division of Barclays Bank PLC, is acting as lead financial adviser to Barclays PLC and Barclays Bank PLC and for no-one else in relation to the Disposal, and will not be responsible to any other person for providing the protections afforded to clients of Barclays Capital, nor for providing advice in connection with the Disposal or the matters referred to herein.

Lazard & Co., Limited is acting as financial adviser to Barclays PLC and Barclays Bank PLC and for no-one else in relation to the Disposal, and will not be responsible to any other person for providing the protections afforded to clients of Lazard & Co., Limited, nor for providing advice in connection with the Disposal or the matters referred to herein.

J.P. Morgan Cazenove Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting for Barclays PLC and Barclays Bank PLC and for no-one else in connection with the Disposal, and will not be responsible to anyone other than Barclays PLC and Barclays Bank PLC for providing the protections afforded to customers of J.P. Morgan Cazenove Limited, nor for providing advice to any other person in relation to the Disposal or any other matter referred to herein.

Dated:  9 July 2009

Forward-looking statements

This document contains (or may contain) certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act and Section 27A of the Securities Act with respect to certain of Barclays plans and its current goals and expectations relating to the Disposal and its future financial condition and performance and which involve a number of risks and uncertainties. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘will’, ‘would’, ‘could’, ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘envisage’, ‘estimate’, ‘intend’, ‘intention’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Disposal and its expected impact on the Continuing Group, Barclays future financial position, income growth, profit before tax, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditure, expected capital ratios, plans with respect to dividend payments, and plans and objectives for future operations of Barclays and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, various conditions to completion, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, liquidity conditions in the market, market-related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, progress in the integration of the Lehman Brothers North American businesses into the group’s business and the quantification of the benefits resulting from such acquisition, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition, a number of which factors are beyond Barclays control. As a result, Barclays actual future results may differ materially from the plans, goals, and expectations set forth in Barclays forward-looking statements.

Any forward-looking statements made herein by or on behalf of Barclays speak only as of the date they are made. Except as required by the FSA, the London Stock Exchange plc or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the Securities and Exchange Commission.

Nothing in this document is intended or is to be construed as a profit forecast or to be interpreted to mean that earnings per Barclays share for the current or future financial years, or those of the enlarged BlackRock group, will necessarily match or exceed the historical published earnings per share for Barclay or the enlarged BlackRock group.

Notwithstanding anything in this document to the contrary, there is and can be no assurance that the Disposal (or any part thereof) will be consummated in the manner described herein.

This document does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, any securities.

ii

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Publication of interim results for 2009	3 August 2009

Latest time and date for receipt of Proxy Forms from Barclays Shareholders	11 a.m. on 4 August 2009

General Meeting	11 a.m. on 6 August 2009

Expected date of completion of the Disposal	December 2009*

*	This date is indicative only and is dependent on, amongst other things, the receipt of regulatory approvals.

This timetable may be subject to change.

All references in this document to times are to UK time unless otherwise stated.

iii

PART I

LETTER FROM THE GROUP CHAIRMAN OF BARCLAYS

BARCLAYS PLC
(Incorporated under the Companies Acts 1862 to 1890
and registered in England with Registered No. 48839)

Directors:		Registered and Head Office:

Marcus Agius	Group Chairman	1 Churchill Place
David Booth	Non-Executive Director	London
Sir Richard Broadbent	Senior Independent Director	E14 5HP
Richard Leigh Clifford, AO	Non-Executive Director
Fulvio Conti	Non-Executive Director	Shareholder helpline
Simon Fraser	Non-Executive Director	UK: 0871 384 2055[1]
Sir Andrew Likierman	Non-Executive Director	Overseas: +44 121 415 7004
Sir Michael Rake	Non-Executive Director	Email: questions@share-registers.co.uk
Stephen Russell	Non-Executive Director
Sir John Sunderland	Non-Executive Director
John Varley	Group Chief Executive
Robert E Diamond Jr	President of Barclays PLC and Chief Executive of Investment Banking and Investment Management
Christopher Lucas	Group Finance Director
Frederik (Frits) Seegers	Chief Executive of Global Retail and Commercial Banking
9 July 2009
Dear Shareholder

Proposed disposal of BGI

1.	Introduction

On 12 June 2009, the Barclays Board announced it had received a binding offer from BlackRock, the US funds manager listed on the New York Stock Exchange, for the sale of BGI. On 16 June 2009, CVC and Barclays agreed to terminate the iShares Master Sale Agreement and Barclays agreed to pay CVC the agreed termination fee of US$175 million (£108 million) in aggregate, following which Barclays entered into an agreement with BlackRock for the sale of BGI.

The consideration for the Disposal is approximately US$12.7 billion (£7.9 billion) based on the closing price of BlackRock’s common stock on 7 July 2009. As part of the consideration Barclays will receive, subject to adjustment, 37.784 million new BlackRock shares which is expected would give it an economic interest of approximately 19.9 per cent. of the total capital stock (including all share classes) of the enlarged BlackRock group, which will be renamed BlackRock Global Investors. The remainder of the consideration of US$6.6 billion (£4.1 billion), subject to adjustment, will be paid by BlackRock in cash.

Completion of the Disposal is conditional upon, amongst other things, receiving Barclays Shareholder approval which will be sought at a General Meeting to be held at 11 a.m. on 6 August 2009. The notice convening the General Meeting is set out at the end of this document.

I am writing to you on behalf of the Barclays Board to give you details of the Disposal, including the background to and reasons for the Disposal, and to explain why the Barclays Board considers the Disposal to be in the best interests of the Company and Barclays Shareholders as a whole.

2.	Background to and reasons for the Disposal

The Barclays Board announced on 9 April 2009 that it had entered into an agreement with CVC for the sale of the Barclays iShares business. This sale was designed to meet the requirements of the capital plan agreed with the FSA. Under the terms of the iShares Master Sale Agreement, Barclays had at least forty five business days from 15 April 2009 to solicit superior proposals for the sale of iShares and potentially other

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related businesses. The Barclays Board considered that the terms of the offer from BlackRock to buy BGI represented a superior proposal when compared with the transaction under the iShares Master Sale Agreement, both strategically and financially, while also exceeding the agreed capital plan that the CVC transaction was intended to achieve.

Under the terms of the iShares Master Sale Agreement, Barclays was able to accept a superior offer and terminate the iShares Master Sale Agreement only after giving CVC the opportunity to match the superior offer. On 16 June 2009, CVC and Barclays agreed to terminate the iShares Master Sale Agreement, following which Barclays entered into an agreement with BlackRock for the sale of BGI and Barclays has since paid CVC the agreed termination fee of US$175 million (£108 million) in aggregate.

BlackRock Global Investors will be one of the leading global providers of investment management services with combined assets under management of approximately US$2.8 trillion (£1.9 trillion) as at 31 December 2008 and extensive capabilities across investment strategies and products including fixed income, equity, cash, exchange traded funds (ETFs) and client solutions. Barclays expects to extend its ability to meet the sophisticated investment needs of its existing and future clients and customers by accessing the enhanced investment platform and capabilities of BlackRock Global Investors. Barclays and BlackRock have agreed that it is their intention to build upon their existing relationship and work together to seek further opportunities to provide services across a range of business areas to each other and each other’s clients on a competitive basis. Barclays therefore anticipates that it will have opportunities through BlackRock to access new channels and customers for its products and advisory services, offering new revenue opportunities.

In forming its view that the Disposal is in the best interests of the Company and Barclays Shareholders as a whole, the Board also took into consideration: (i) the increasing regulation of the relationship between investment banking and investment management businesses within the same group and the industry trend towards independent asset managers; and (ii) the importance and size of the capital benefit from the Disposal (explained below), which further increases the Group’s capital resources when compared to the transaction previously agreed with CVC.

The expected net gain on sale of US$8.1 billion (£5.0 billion) (based on the closing price of BlackRock common stock of US$162.17 on 7 July 2009, the net assets of the BGI business subject to disposal as at 31 March 2009 and transaction costs), will be retained by Barclays and contribute to capital resources. Together with the US$2.4 billion (£1.5 billion) reduction in goodwill and intangible assets deducted from capital, and assuming US$600 million (£371 million) of risk weighted assets in relation to the credit facility provided by Barclays Bank and other banks to BlackRock, the Disposal would have added an estimated 1.5 per cent. to pro forma Equity Tier 1 and 1.4 per cent. to pro forma Core Tier 1 capital ratios calculated as at 31 December 2008. Together with the conversion of the Mandatorily Convertible Notes issued in November 2008, Barclays would have reported an estimated Equity Tier 1 ratio of 8.2 per cent. and Core Tier 1 ratio of 7.9 per cent. as at 31 December 2008 on a pro forma basis (excluding the conversion of the Mandatorily Convertible Notes the estimated Equity Tier 1 ratio would be 7.3 per cent. and Core Tier 1 ratio would be 7.0 per cent. as at 31 December 2008 on a pro forma basis). Further pro forma information is set out in Part IV of this document.

It is Barclays intention to retain its economic interest in BlackRock as a core part of its strategy going forward. John Varley, Barclays Group Chief Executive, and Robert E Diamond Jr, President of Barclays PLC and Chief Executive of Investment Banking and Investment Management, will be nominated to join the board of directors of BlackRock.

3.	Information on BGI

BGI is one of the world’s largest asset managers and a leading global provider of investment management products and services with more than 3,000 institutional clients and approximately US$1.5 trillion (£1.03 trillion) of assets under management as at 31 December 2008. BGI had gross assets of approximately £69.5 billion and profit before tax of approximately £941 million as at 31 December 2008 (see Part III of this document). BGI transformed the investment industry by creating the first index strategy in 1971 and the first quantitative active strategy in 1979. BGI is one of the global product leaders in exchange traded funds (iShares exchange traded funds) with over 360 funds globally across equities, fixed income and commodities which trade on 18 exchanges worldwide. iShares customer base consists of the institutional segment of pension plans and fund managers, as well as the retail segment of financial advisors and high net worth individuals.

Part III of this document contains financial information relating to BGI as of and for the financial periods ended 31 December 2006, 31 December 2007 and 31 December 2008.

4.	Information on BlackRock

BlackRock is one of the world’s largest publicly traded investment management firms. At 31 March 2009, BlackRock’s assets under management were US$1.283 trillion. The firm manages assets on behalf of institutions and individuals worldwide through a variety of equity, fixed income, cash management and alternative investment products. In addition, a growing number of institutional investors use BlackRock Solutions for investment system, risk management and financial advisory services. Headquartered in New York City, BlackRock has employees in 21 countries and a major presence in key global markets, including the U.S., Europe, Asia, Australia and the Middle East.

5.	Principal terms and conditions of the Disposal

Under the terms of the BGI Disposal Agreement, Barclays has agreed to sell BGI to BlackRock. The gross consideration is approximately US$12.7 billion (£7.9 billion) (based on the closing price of BlackRock stock on 7 July 2009) of which US$6.6 billion (£4.1 billion) will be received in cash and approximately US$6.1 billion (£3.8 billion) in shares (based on the closing price of BlackRock’s common stock on 7 July 2009), in each case, subject to adjustment pursuant to the BGI Disposal Agreement.

Barclays will receive, subject to adjustment, 37.784 million shares, giving Barclays an economic interest equal to approximately 19.9 per cent. of BlackRock Total Capital Stock. The proposed economic interest of approximately 19.9 per cent. to be held by Barclays will consist of 4.9 per cent. of the enlarged common stock of BlackRock outstanding after the transaction, with the balance being satisfied by the issue of Series B Participating Preferred Stock and, if necessary, Series D Participating Preferred Stock. The Series B Participating Preferred Stock and Series D Participating Preferred Stock have generally the same economic rights as the common stock of BlackRock, including with respect to dividends, but are non-voting. The Series B Participating Preferred Stock will convert automatically into common stock if transferred to a third party. The Series D Participating Preferred Stock will convert automatically into Series B Participating Preferred Stock on the date falling 20 days after the information statement required under the rules of the Securities Exchange Act is first mailed to BlackRock’s stockholders. Further details of the Series B Participating Preferred Stock and Series D Participating Preferred Stock are set out in section B.3 of Part V of this document.

For the first year following completion of the Disposal, Barclays will not be permitted to sell down any of its economic interest in BlackRock without BlackRock’s consent and for the second year it will not be permitted to sell down more than half of its economic interest in BlackRock without BlackRock’s consent. BlackRock’s consent is, in each case, not to be unreasonably withheld.

As part of the Disposal, Barclays will enter into a Stockholder Agreement with BlackRock which will govern certain aspects of Barclays ownership interest in BlackRock and provide Barclays with certain rights, including pre-emption rights. The terms of the Stockholder Agreement will provide, amongst other things, that Barclays will have the right to nominate two directors to the board of directors of BlackRock (out of a total of nineteen BlackRock directors) and that Barclays will have to vote its shares in accordance with the recommendations of the board of directors of BlackRock. John Varley and Robert E Diamond Jr will be nominated to the board of directors of BlackRock. Any fees paid by BlackRock in respect of the directors nominated by Barclays will be paid to Barclays. A summary of the principal terms of the Stockholder Agreement is set out in Part V of this document.

The consideration for the Disposal is subject to a price adjustment mechanism based on changes in BGI’s annualised run-rate revenues between 30 April 2009 and a date as close as practicable to, but not more than five business days before, completion of the Disposal, excluding the impact of market movements. The adjustment is a downward-only adjustment equal to any deficit in BGI’s run-rate revenues below a 10 per cent. cushion multiplied by 4.25 and is subject to a post-completion true-up mechanism. The purchase price adjustment is subject to a cap of US$1.4 billion (£0.9 billion). The consideration for the Disposal is also to be adjusted for agreed changes in working capital at completion.

Barclays has provided BlackRock with customary warranties and indemnities in connection with the Disposal. Barclays Bank will also continue to provide certain cash support following completion of the Disposal in respect of certain BGI cash funds to a maximum potential liability of US$2.2 billion (£1.4 billion) (described in more detail on page 25). These extended cash support arrangements are expected to run until December 2013 and the incremental increase of the cost provision recorded by Barclays Bank in respect of the current cash support arrangements is not currently expected to exceed £70 million. Barclays Bank will also continue to provide guarantees and indemnities in respect of certain of BGI’s fully collateralised securities lending activities for a period of three years following completion of the Disposal.

Under the BGI Disposal Agreement, completion of the Disposal is conditional upon approval being obtained from Barclays Shareholders, as well as regulatory approvals and other closing conditions. Completion is further subject to BGI’s run-rate revenues at a date as close as practicable to, but not more than five business days before, completion being at least 75 per cent. of the annualised run-rate as at 30 April 2009, in respect of both ETFs and all clients generally, in each case excluding the impact of market movements.

If Barclays Shareholders do not approve the Disposal at the General Meeting, termination fees will be payable by Barclays to BlackRock as follows. US$45.0 million (£27.8 million) will be payable if the Barclays Board withdraws or modifies in a manner adverse to BlackRock its recommendation to Barclays Shareholders to vote in favour of the Disposal (unless such withdrawal or modification relates to a material adverse effect on BlackRock) and thereafter Barclays Shareholders vote against the Disposal. Barclays will reimburse BlackRock for its reasonable expenses in connection with the Disposal (not to exceed US$45.0 million (£27.8 million)) if the Barclays Board does not withdraw or so modify its recommendation but Barclays Shareholders then vote against the Disposal.

In addition, Barclays Bank will provide BlackRock with a 364-day credit facility, described in paragraph 7 below.

A summary of the principal terms of the BGI Disposal Agreement is set out in Part V of this document.

6.	Financial effects of the Disposal and use of proceeds

Your attention is drawn to Part IV of this document, which contains a pro forma statement of the net assets of the Continuing Group as at 31 December 2008 as if the Disposal had been completed at that date. As illustrated by the pro forma statement of net assets, had the Disposal occurred on that date, the net assets of the Continuing Group would have been £52,536 million.

For accounting purposes, Barclays economic interest in BlackRock will be held on the Barclays balance sheet as an “available for sale” investment and subsequently held at fair value with gains and losses arising from changes in fair value included as a separate component of equity. For regulatory capital adequacy calculations, a material holding deduction of the value of the shares received will be split equally between Tier 1 and Tier 2 capital, with this treatment being subject to regulatory approval.

Until such time as net proceeds are deployed as further capital in the business, the Disposal is expected to be dilutive to Barclays earnings, although it is also expected that such dilution would be partially offset through dividends to be received by Barclays in respect of its retained economic interest in BlackRock.

The Disposal is expected to realise significant value for Barclays Shareholders: the gross consideration of US$12.7 billion (£7.9 billion) is based on the closing price of BlackRock’s common stock on 7 July 2009. It also represents 24 per cent. of Barclays market capitalisation as at 7 July 2009, substantially above the 15 per cent. contribution by BGI to Barclays profit before tax for the year ended 31 December 2008.

7.	Financing

The gross consideration for the Disposal is approximately US$12.7 billion (£7.9 billion) based on the closing price of BlackRock’s common stock on 7 July 2009 of which US$6.6 billion (£4.1 billion) will be received in cash and approximately US$6.1 billion (£3.8 billion) in shares based on the closing price of BlackRock’s common stock on 7 July 2009. Barclays will receive, subject to adjustment, 37.784 million shares, giving Barclays an economic interest equal to approximately 19.9 per cent. of BlackRock Total Capital Stock, as described in further detail above.

BlackRock will fund the cash portion of the consideration partly from existing cash and debt facilities. A further US$2.8 billion (£1.7 billion) is expected to be raised by BlackRock through a placing of additional shares of its common and preferred stock. Completion of the Disposal is not conditional upon the closing of this placing.

On 11 and 12 June 2009, BlackRock entered into four separate stock purchase agreements pursuant to which it agreed to sell an aggregate of 16,358,464 shares of its common stock at a price of US$140.60 per share. Under the terms of one of the stock purchase agreements, the closing of the sale of 2,133,713 of the shares of common stock occurred on 25 June 2009. Under the terms of the other three stock purchase agreements, the closing of the sale of the remaining 14,224,751 shares of common stock will occur simultaneously with, and is conditional upon, completion of the Disposal, as well as other customary conditions.

In addition, on 11 June 2009, BlackRock and PNC entered into a stock purchase agreement pursuant to which PNC agreed to purchase 3,556,188 shares of BlackRock’s Series D Participating Preferred Stock at a price of US$140.60 per share. The number of such shares that PNC is obliged to purchase may be reduced to the extent BlackRock obtains further subscriptions for its capital stock from additional equity investors in connection with the financing of the Disposal. The closing of the sale of the shares to PNC will occur simultaneously with, and is conditional upon, completion of the Disposal, as well as other customary conditions.

Barclays Bank will provide BlackRock with a 364-day, revolving credit facility of up to US$2.0 billion (£1.2 billion) on market terms. Of this, US$0.8 billion (£0.5 billion) has been committed by other banks who are a party to the facility. The facility will be drawn at completion of the Disposal to the extent necessary and repaid during the term from the proceeds of equity or debt issuance by BlackRock. The facility will add up to US$600 million (£371 million) of risk weighted assets to the Barclays balance sheet net of the amount committed by other banks.

8.	Employees and management

At 31 March 2009, BGI had more than 3,500 employees with offices in 15 countries worldwide.

A number of employees are shareholders in BGI Holdings, which is the main holding company for BGI. These shareholders purchased their shares through the BGI Equity Ownership Plan (or EOP). The EOP was approved by Barclays Shareholders at the Annual General Meeting in 2000. Under the EOP rules, the sale of BGI would allow employees to exercise options held under the EOP. Option holders would have an opportunity to exercise all vested and unvested options. It is proposed that all outstanding shares held through the EOP would then be acquired by Barclays, extinguishing the minority interest in BGI Holdings. Assuming exercise of all in-the-money options, the outstanding options under the EOP would represent approximately 3.8 per cent. and, together with the EOP shares currently in issue, 8.1 per cent. of the enlarged share capital of BGI Holdings. The pro forma net assets statement (Part IV of this document) includes an estimated net cost of £453 million relating to the discharge of obligations in respect of share schemes operated by BGI and long-term incentive plans in which BGI employees participate.

Robert E Diamond Jr, who has been Executive Chairman of BGI since 2002, holds shares and options over shares in BGI Holdings. These interests were awarded before he was appointed to the Board of Barclays in June 2005. Assuming exercise of all his remaining options, Robert E Diamond Jr would recognise a total gain of approximately US$33 million (£20 million) net of approximately US$10 million (£6 million) which he would have paid over the period 2003-2009 to acquire all of his shares in BGI Holdings and before any applicable deductions.

Robert E Diamond Jr took no part in the consideration of the iShares transaction. With the approval of the Barclays Board, Robert E Diamond Jr was involved in discussions leading to the offer from BlackRock for BGI, although he abstained from the Barclays Board’s decision relating to the Disposal including the Board’s determination that the BlackRock offer was superior to the CVC offer from the perspective of the Board.

Employees across BGI’s Product, Channel and Operating groups will transfer as part of the Disposal. In addition, senior executives including BGI’s Chief Executive Officer, Blake Grossman, will take on significant new roles in BlackRock Global Investors. Specific terms and conditions will be agreed in due course.

9.	Shareholder Approvals

The Disposal is a Class 1 transaction for the purposes of the Listing Rules. The Disposal is therefore conditional upon the approval of Barclays Shareholders by ordinary resolution and the approval of Barclays Shareholders is being sought for the Disposal at the General Meeting, details of which are set out in paragraph 13 below.

Under New York Stock Exchange rules, the issue of a portion of BlackRock’s preferred stock, beyond that already authorised, requires approval by BlackRock’s stockholders. PNC and Merrill Lynch, who together hold a majority of BlackRock stock, have consented to this and therefore shareholder approval is assured.

10.	Risk Factors

Barclays Shareholders should consider fully and carefully the risk factors associated with the Continuing Group, BGI and the Disposal. Your attention is drawn to the risk factors set out in Part II of this document.

11.	Barclays Current Trading

Barclays trading performance through to the end of May has been generally consistent with the overall trends reported in its Interim Management Statement on 7 May 2009. In addition, Barclays has completed certain liability management actions (exchanging upper tier 2 perpetual capital instruments for dated lower tier 2 instruments) which, collectively, will further enhance Barclays Equity Tier 1 and Core Tier 1 ratios.

12.	Dividend Policy

As previously announced, going forward, it will be our policy to pay dividends on a quarterly basis. For 2009 Barclays intends to make a cash payment in the fourth quarter with a final cash dividend for the year being declared and paid in the first quarter of 2010. In a normal year there will be three equal quarterly payments with a variable final quarterly payment.

13.	General Meeting

Set out on pages 43 and 44 of this document is a notice convening a General Meeting to be held at The Brewery, Chiswell Street, London EC1Y 4SD at 11 a.m. on 6 August 2009 at which the Resolution to approve the Disposal will be proposed. The Resolution is set out in full at the end of this document in the notice of General Meeting.

14.	Action to be taken

Voting on the Barclays General Meeting Resolution

You will find enclosed with this document a Proxy Form for use at the General Meeting or at any adjournment thereof. Please complete and sign the Proxy Form, whether or not you propose to attend the General Meeting in person, in accordance with the instructions on it and return it in the enclosed pre-paid envelope as soon as possible, but in any event so as to be received by The Registrar to Barclays no later than 11 a.m. on 4 August 2009. You can also appoint a proxy to vote on your behalf online. You will need your Voting ID, Task ID and Shareholder or Sharestore Reference Number which are shown on the Proxy Form to access an online Proxy Form at www.barclays.com/investorrelations/vote. CREST members may choose to use the CREST electronic proxy appointment service in accordance with the procedures set out in the notes on the reverse of the Proxy Form.

If you have any questions about the completion and return of the Proxy Form, please contact the Barclays Shareholder helpline on 0871 384 2055* from the UK or +44 121 415 7004 from overseas. The helpline is open from Monday to Friday, 9 a.m. to 5 p.m. London time. Please note that the helpline cannot give you financial advice.

15.	Additional Information

Your attention is drawn to the additional information set out in Parts II to VI of this document. You are advised to read the whole document and not merely rely on the key or summarised information in this letter or the “Your Questions Answered” Leaflet.

16.	Recommendation

As a holder of shares and options in BGI Holdings under the EOP, Robert E Diamond Jr decided not to participate in the Board’s approval or recommendation of the Disposal, although he will vote in favour of the Resolution in respect of his own beneficial shareholdings. Accordingly, for the purposes of the recommendation to Shareholders below, the reference to the Barclays Board does not include Robert E Diamond Jr.

The Barclays Board has received financial advice from Lazard. In providing its advice, Lazard has relied on the Barclays Board’s commercial assessment of the Disposal.

The Barclays Board considers the Disposal to be in the best interests of the Company and Barclays Shareholders as a whole and unanimously recommends Barclays Shareholders to vote in favour of the Resolution, as all the Directors intend to do in respect of their own beneficial shareholdings.

Marcus Agius
Chairman
Barclays PLC

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PART II

RISK FACTORS

The Continuing Group’s business, financial condition and/or results of operations could be materially and adversely affected by any of the risks described below. Barclays Shareholders should carefully consider these factors together with all other information contained in this document prior to voting on the Disposal.

Additional risks and uncertainties not presently known to Barclays, or that Barclays currently deems immaterial may also have an adverse affect on the Continuing Group and/or BGI. Barclays considers the following risks to be the most significant for Barclays Shareholders to consider and all the material risks known at the present time. The risks are not set out in order of priority.

SECTION A: RISKS RELATED TO THE DISPOSAL

The Disposal may not complete

The Disposal is conditional upon approval by Barclays Shareholders, regulatory approvals and various other conditions as further described in section A.4 of Part V of this document. It is possible that factors beyond the control of Barclays could result in completion not taking place.

The debt financing may not be repaid

Up to US$2.0 billion (£1.2 billion) of the consideration for the Disposal will be funded by a 364-day, revolving credit facility provided by Barclays Bank and other banks to BlackRock on market terms. The debt financing is repayable during the term from the proceeds of equity or debt issuance by BlackRock. It is possible that BlackRock could fail to repay the instalments on the debt financing provided by Barclays Bank. The revolving credit facility provided by Barclays Bank will be unsecured.

Obligations under the BGI Disposal Agreement

The BGI Disposal Agreement contains certain limited representations, warranties, undertakings and indemnities given in favour of BlackRock which could cause the Continuing Group to incur liabilities and obligations to make payments which would not have arisen had Barclays not entered into the BGI Disposal Agreement. Further details of the representations, warranties, undertakings and indemnities given to BlackRock are set out in sections A.5 and B.5 of Part V of this document.

The purchase price may be adjusted

The consideration to be paid by BlackRock under the BGI Disposal Agreement is subject to certain adjustments for changes in BGI’s annualised run-rate revenues between 30 April 2009 and a date as close as practicable to, but not more than five business days before, completion of the Disposal and for changes in working capital at completion of the Disposal. Further details of the adjustments are set out in section A.3 of Part V of this document. As a result of these adjustments, the consideration received by Barclays under the BGI Disposal Agreement could be less than expected. The BGI Disposal Agreement also contains indemnity provisions pursuant to which Barclays could be obliged to indemnify BlackRock for certain losses (including losses relating to differences between operating costs set forth under the unaudited and audited financial statements of BGI). Payment of such indemnities could effectively reduce the consideration that Barclays receives pursuant to the transaction.

BlackRock stock may be subject to market volatility

Part of the consideration for the Disposal will be paid in BlackRock common and preferred stock. Barclays will have an economic interest of approximately 19.9 per cent. of the BlackRock Total Capital Stock.

The market price of BlackRock stock may be volatile and may be subject to significant fluctuations due to a change in sentiment in the stock market regarding BlackRock stock (or securities similar to it) or in response to various factors and events, including, but not limited to, regulatory changes affecting BlackRock’s operations, variations in BlackRock’s operating results, or business developments of BlackRock. The market price of BlackRock stock may also be affected by matters not directly related to BlackRock’s operating performance such as the business developments of BlackRock’s competitors or businesses considered comparable to BlackRock, or the operating or share price performance of other companies in the markets in which BlackRock operates. The price may also be affected by speculation in the press, media or investment community about BlackRock. In general, stock markets have from time to time, and particularly in recent months, experienced significant fluctuations in price and trade volumes. The market price of BlackRock stock may go up or down and may not always reflect the underlying asset value or prospects of the BlackRock group. Movements in the market price of BlackRock stock may present special risk for Barclays due to restrictions under the Stockholder Agreement on the ability of Barclays to dispose of its BlackRock stock.

SECTION B: RISKS RELATED TO THE CONTINUING GROUP

Business Conditions and General Economy

The profitability of the Continuing Group’s businesses could be adversely affected by the worsening of general economic conditions in the United Kingdom, globally or in certain individual markets such as the United States, Spain or South Africa. Factors such as interest rates, inflation, investor sentiment, the availability and cost of credit, foreign exchange risk, creditworthiness of counterparties, the liquidity of the global financial markets and the level and volatility of equity prices could significantly affect the Continuing Group’s customers’ activity levels and financial position. For example:

•	the current economic downturn or significantly higher interest rates or uncertainty surrounding the availability of credit to the Continuing Group’s customers could adversely affect the credit quality of the Continuing Group’s on-balance sheet and off-balance sheet assets by increasing the risk that a greater number of the Continuing Group’s customers and counterparties would be unable to meet their obligations;

•	a market downturn or further worsening of the economy could cause the Continuing Group to incur further mark to market losses in its trading portfolios;

•	a further decline in the value of Sterling relative to other currencies could increase risk weighted assets and therefore the capital requirements of the Continuing Group; and

•	a further market downturn would be likely to lead to a decline in the volume of transactions that the Continuing Group executes for its customers and, therefore, lead to a decline in the income it receives from fees and commissions and interest.

Current Market Volatility and Recent Market Developments

The global financial system has been experiencing difficulties since August 2007 and the financial markets have deteriorated dramatically since the bankruptcy filing of Lehman Brothers in September 2008. Despite measures taken by the United Kingdom and United States governments and the European Central Bank and other central banks to stabilise the financial markets, the volatility and disruption of the capital and credit markets have continued. Together with the significant declines in the property markets in the United Kingdom, the United States and other countries, these events over the past two years have contributed to significant write-downs of asset values by financial institutions, including government-sponsored entities and major retail, commercial and investment banks. These write-downs have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions, to be nationalised and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have substantially reduced and, in some cases, stopped their funding to borrowers, including other financial institutions.

While the capital and credit markets have been experiencing difficulties for some time, the volatility and disruption reached unprecedented levels in the final months of 2008 and economic activity started to contract in many of the economies in which the Continuing Group operates. These conditions have produced downward pressure on stock prices and credit capacity for certain issuers. The resulting lack of credit, lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity could continue to materially and adversely affect the Continuing Group’s business, financial condition and results of operations.

Valuation of Non-Controlling Stakes Relative to Barclays

Following the Disposal, Barclays will have a non-controlling economic interest of approximately 19.9 per cent. in the BlackRock Total Share Capital. A significant decline in the market value of Barclays shares relative to the aggregate value of Barclays non-controlling interests in other entities, or a significant rise in the aggregate value of Barclays non-controlling interests in other entities relative to the market value of Barclays shares, could result in Barclays needing to take corrective action to ensure it continues to control the majority of its assets. In such circumstances, if Barclays is not reasonably able to take effective corrective action, the Company may cease to be eligible for listing on the official list and admission to trading on the London Stock Exchange, with the result that its listing could be suspended in accordance with the Listing Rules. Barclays holds non-controlling investment interests in listed entities other than BlackRock which had a total value of £233 million (US$376 million) as at 31 May 2009 (converted at the exchange rate applicable on that date of 1.6126 (£:US$)) and represented in aggregate 0.7 per cent. of Barclays market capitalisation as at 7 July 2009. In addition, Barclays holds non-controlling investment interests in unlisted entities which had a total value of £1.4 billion (US$2.3 billion) as at 31 May 2009 (converted at the exchange rate applicable on that date of 1.6126 (£:US$)) and represented in aggregate 4.4 per cent. of Barclays market capitalisation as at 7 July 2009.

Credit Risk

Credit risk is the risk of suffering financial loss, should any of the Continuing Group’s customers, clients or market counterparties fail to fulfil their contractual obligations to the Continuing Group. The credit risk that the Continuing Group faces arises mainly from wholesale and retail loans and advances. However, credit risk may also arise where the downgrading of an entity’s credit rating causes the fair value of the Continuing Group’s investment in that entity’s financial instruments to fall.

In a recessionary environment, such as that ongoing in the United Kingdom, the United States and other economies, credit risk increases. Credit risk may also be manifested as country risk where difficulties may arise in the country in which the exposure is domiciled, thus impeding or reducing the value of the assets, or where the counterparty may be the country itself.

Another form of credit risk is settlement risk, which is the possibility that the Continuing Group may pay a counterparty but fail to receive the corresponding settlement in return. The Continuing Group is exposed to many different industries and counterparties in the normal course of its business, but its exposure to counterparties in the financial services industry is particularly significant. This exposure can arise through trading, lending, deposit-taking, clearance and settlement and many other activities and relationships. These counterparties include brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. Many of these relationships expose the Continuing Group to credit risk in the event of default of a counterparty and to systemic risk affecting its counterparties. Where the Continuing Group holds collateral against counterparty exposures, it may not be able to realise it or liquidate it at prices sufficient to cover the full exposures. Many of the hedging and other risk management strategies utilised by the Continuing Group also involve transactions with financial services counterparties. The failure of these counterparties to settle or the perceived weakness of these counterparties may impair the effectiveness of the Continuing Group’s hedging and other risk management strategies.

Market Risk

Market risk is the risk that the Continuing Group’s earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates. Market risk has increased due to the volatility of the current financial markets. The main market risk arises from trading activities. The Continuing Group is also exposed to market risk through non-traded interest rate risk and the pension fund.

The Continuing Group’s future earnings could be affected by depressed asset valuations resulting from a deterioration in market conditions. Financial markets are sometimes subject to stress conditions where steep falls in asset values can occur, as demonstrated by recent events affecting asset backed CDOs and the US sub-prime residential mortgage market and which may occur in other asset classes during an economic downturn. Severe market events are difficult to predict and, if they continue to occur, could result in the Continuing Group incurring additional losses.

In 2007 and in 2008, the Continuing Group recorded material net losses on certain credit market exposures, including ABS CDO Super Senior exposures. As market conditions change, the fair value of these exposures could fall further and result in additional losses or impairment charges, which could have a material adverse effect on the Continuing Group’s earnings. Such losses or impairment charges could derive from: a decline in the value of exposures; a decline in the ability of counterparties, including monoline insurers, to meet their obligations as they fall due; or the ineffectiveness of hedging and other risk management strategies in circumstances of severe stress.

Operational Risk

Operational risk is the risk of direct or indirect losses resulting from human factors, external events, and inadequate or failed internal processes and systems. Operational risks are inherent in the Continuing Group’s operations and are typical of any large enterprise. Major sources of operational risk include operational process reliability, IT security, outsourcing of operations, dependence on key suppliers, implementation of strategic change, integration of acquisitions, fraud, human error, customer service quality, regulatory compliance, recruitment, training and retention of staff, and social and environmental impacts.

Notwithstanding anything in this risk factor, this risk factor should not be taken to imply that Barclays will be unable to comply with its obligations as a company with securities admitted to the Official List or that any member of the Continuing Group will be unable to comply with its obligations as a supervised firm regulated by the FSA.

Capital Risk

Capital risk is the risk that the Continuing Group has insufficient capital resources to:

•	meet minimum regulatory capital requirements in the UK and in other jurisdictions such as the United States and South Africa where regulated activities are undertaken. The Continuing Group’s authority to operate as a bank is dependent upon the maintenance of adequate capital resources;

•	support its credit rating. A weaker credit rating would increase the Continuing Group’s cost of funds; and

•	support its growth and strategic options.

The Disposal delivers significant capital benefits to the Continuing Group, which increases the Group’s buffer above the regulatory minimum. However, during periods of market dislocation, increasing the Continuing Group’s capital resources may prove more difficult or costly. Regulators have also recently indicated that they expect capital ratios to be higher and amended the way in which capital targets are calculated and may further do so in future. This would constrain the Continuing Group’s planned activities and contribute to adverse impacts on the Continuing Group’s earnings.

Liquidity Risk

This is the risk that the Continuing Group could suffer from reduced liquidity resulting in higher funding costs, by reason of customer deposits being withdrawn, cash requirements from other commitments, or other cash outflows such as debt maturities.

The Continuing Group seeks to maintain a suitably diverse mix of retail and corporate deposits, institutional and wholesale market funding with different maturities, to ensure that it has sufficient cash resources to meet its contractual commitments, or other cash outflows, such as debt maturities at all times. The Continuing Group’s liquidity risk management has several components:

•	intra-day monitoring to maintain sufficient liquidity to meet all settlement obligations;

•	mismatch limits to control expected cash flows from maturing assets and liabilities;

•	monitoring of undrawn lending commitments, overdrafts and contingent liabilities; and

•	diversification of liquidity sources by geography and provider.

In extreme circumstances, lack of liquidity could result in reductions in balance sheet and sales of assets and could affect the Continuing Group’s ability to meet financial obligations as they fall due or fulfil lending commitments. This risk is inherent in all banking operations.

SECTION C: RISKS RELATED TO BGI

Dependence on key personnel and relationship with clients

BGI’s future operating performance is dependent on the continued services and continued contribution of its directors, senior management and other key personnel. BGI has long term and strong relationships with many of its clients that are continuously supported by the division’s key employees. The future performance of BGI depends on the ability of key personnel to maintain relationships with existing clients and to continue attracting new clients. The operations of BGI could therefore be negatively impacted through loss of its key clients due to the departure of the key personnel and the ongoing ability of the investment teams to generate alpha, or outperformance of the portfolios they manage against benchmarks.

Competitive nature of BGI’s industry

BGI continues to face significant competition, both actual and potential, in the markets in which it operates. Competition in the industry is based upon: range and quality of services offered, pricing, reputation, and client relationship. The directors of BGI consider that its range of services provided, quality of services, reputation and client relationships allow BGI to compete effectively in its market, however there can be no assurance that increased competition, particularly during difficult economic periods, will not negatively impact BGI.

Fluctuations of revenues, expenses and operating results

BGI’s revenues, expenses and operating results could vary considerably due to a number of factors, some of which are outside BGI’s control. These factors include general economic conditions, market specific trends, seasonal volatility of revenues, the impact of the volatile pricing of input costs, capital expenditure and changes in the value levels of the capital markets or other asset classes. BGI’s investment management revenues are primarily comprised of fees based on a percentage of the value of assets under management (“AUM”) and, in some cases, performance fees expressed as a percentage of the returns earned on AUM. In order to remain competitive in changing market environments, BGI may be required to make certain pricing or service decisions that could have an adverse impact on its results.

Poor investment performance could lead to the loss of clients and a decline in revenues and earnings.

Poor investment performance relative to applicable portfolio benchmarks or to competitors could reduce revenues and cause earnings to decline as a result of:

•	existing clients withdrawing funds in favour of better performing products, which could result in lower investment advisory and administration fees;

•	the ability to attract funds from existing and new clients diminishing;

•	BGI earning minimal or no performance fees; and

•	an impairment to the value of intangible assets.

BGI’s investment advisory contracts may be terminated or may not be renewed by clients and the liquidation of certain funds may be accelerated at the option of investors.

Separate account clients may terminate their investment management contracts with BGI or withdraw funds on short notice. BGI has, from time to time, lost separate accounts and could, in the future, lose accounts or significant AUM under various circumstances such as adverse market conditions or poor performance.

Additionally, BGI manages its United States funds registered under the United States Investment Company Act of 1940 (the “1940 Act”) pursuant to management contracts with the funds that must be renewed and approved by the funds’ boards of directors annually and are subject to termination by the funds’ boards at any time on no more than 60 days’ notice. A majority of the directors of each of the United States funds registered under the 1940 Act are independent from BGI. Consequently, there can be no assurance that the board of directors of each fund managed by BGI will approve the fund’s management contract each year, or will not condition its approval on the terms of the management contract being revised in a way that is adverse to BGI.

Failure to comply with the laws and regulations in the jurisdictions in which BGI operates could result in substantial harm to BGI’s reputation, business and results of operations.

BGI’s business is subject to extensive laws and regulations in the various jurisdictions in which it conducts business. Violation of applicable laws and regulations could result in significant fines or other penalties such as revocation of licences or registrations and temporary or permanent prohibition of the engagement of certain activities, reputational harm, suspensions of personnel or revocation of their licences, suspension or termination of investment adviser or broker-dealer registrations, and could lead to litigation by investors in BGI’s funds.

Changes in law and regulation may have an impact on BGI

In the wake of the financial crisis there will be regulatory change that will have a substantial impact on all financial institutions, including BGI. The full extent of this impact is not yet clear.

In particular, amendments are being made to the European Union framework of directives, including to the Capital Requirements Directive, and a new directive on alternative investment fund managers is proposed. Further amendments to the European Union regulatory requirements are likely as the European Union develops its response to the financial crisis, including the structure of the regulatory system in Europe as proposed in the report of a high-level European Commission group published on 25 February 2009.

PART III

FINANCIAL INFORMATION ON BGI

1.	Basis of preparation

The financial information contained in paragraphs 2 and 3 of this Part III represents financial information relating to BGI which has been extracted without material adjustment from the accounting records that support the consolidated audited accounts for the Barclays Group for the years ended 31 December 2006, 31 December 2007 and 31 December 2008. This financial information has been prepared in accordance with International Financial Reporting Standards as adopted by the Barclays Group for the years ended 31 December 2006, 31 December 2007 and 31 December 2008.

Barclays Shareholders should read the whole of this document and not rely solely on the information set out in this Part III.

The financial information in paragraphs 2 and 3 of this Part III does not constitute statutory accounts for the Barclays Group within the meaning of section 240 of the Companies Act 1985 (or section 434 of the Companies Act 2006). The statutory accounts for the Barclays Group in respect of each of the financial periods ended 31 December 2006, 31 December 2007 and 31 December 2008 have been delivered to the Registrar of Companies. The auditors’ reports in respect of the statutory accounts of the Barclays Group for the last three years were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985. PricewaterhouseCoopers LLP were the auditors of the Barclays Group in respect of the three financial periods ended 31 December 2008.

2.	Combined income statement

	2008	2007	2006
For the years ended 31 December	£m	£m	£m

Net fees and commission income	1,916	1,793	1,494
Principal transactions	(10)	144	148
Other income	10	33	32

Total income	1,916	1,970	1,674

Operating expenses excluding amortisation of intangible assets	(960)	(1,106)	(948)
Amortisation of intangible assets	(15)	(11)	(4)
Operating expenses	(975)	(1,117)	(952)

Profit before tax	941	853	722

Tax	(337)	(282)	(279)

Profit after tax	604	571	443

3.	Combined balance sheet

	2008	2007	2006
As at 31 December	£m	£m	£m

Assets
Cash and balances at central banks	1,035	745	668
Financial assets designated at fair value:
- Held in respect of linked liabilities to customers under investment contracts	67,142	86,258	78,646
Available for sale financial investments	119	90	81
Other assets	430	504	436
Goodwill	350	255	106
Intangible assets	71	59	26
Property, plant and equipment	136	69	26
Deferred tax assets	183	193	173

Total assets	69,466	88,173	80,162

Liabilities
Liabilities to customers under investment contracts	67,142	86,258	78,646
Other liabilities	622	720	633
Current tax liabilities	50	82	119
Intercompany balances due to Barclays PLC	501	287	126

Total liabilities	68,315	87,347	79,524

Total shareholders’ equity	1,151	826	638

Total liabilities and shareholders’ equity	69,466	88,173	80,162

PART IV
PRO FORMA STATEMENT OF NET ASSETS
OF THE CONTINUING GROUP

1.	Unaudited pro forma net assets statement

The unaudited pro forma net assets statement for the Continuing Group set out in this Part IV has been prepared to illustrate the effect on the net assets and regulatory capital ratios of the Continuing Group of the Disposal as if it had occurred on 31 December 2008. The pro forma net assets statement is for illustrative purposes only and because of its nature, the unaudited pro forma net assets statement addresses a hypothetical situation and does not, therefore, represent the Continuing Group’s actual financial position, results, risk weighted assets or regulatory capital ratios following the Disposal. The unaudited pro forma net assets statement is consistent with the accounting policies set out in the 2008 Barclays Annual Report prepared under IFRS and has been prepared on the basis set out in the notes below and in accordance with LR13.3.3 of the Listing Rules.

Barclays Shareholders should read the whole of this document and not rely solely on the information contained in this Part IV.

		Adjustments for proposed disposal
		BGI			Drawdown of	Goodwill		Pro
As at 31 December 2008	Barclays PLC	business	Adjustments	Consideration	credit facility	write off	Reclassification	Forma
Note	(a)	(b)	(c)	(d)	(e)	(f)	(g)
	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	30,019	(1,035)	892	3,579	(741)		(2,526)	30,188
Items in course of collection from other banks	1,695							1,695
Trading portfolio assets	185,637							185,637
Financial assets designated at fair value:
- Held on own account	54,542							54,542
- Held in respect of linked liabilities to customers under investment contracts	66,657	(67,142)	(86)				2,526	1,955
Derivative financial instruments	984,802							984,802
Loans and advances to banks	47,707							47,707
Loans and advances to customers	461,815				741			462,556
Available for sale financial investments	64,976	(119)	7	3,785				68,649
Reverse repurchase agreements and cash collateral on securities borrowed	130,354							130,354
Other assets	6,302	(430)						5,872
Current tax assets	389							389
Interests in associates and joint ventures	341							341
Goodwill	7,625	(350)				(1,146)		6,129
Intangible assets	2,777	(71)						2,706
Property, plant and equipment	4,674	(136)						4,538
Deferred tax assets	2,668	(183)						2,485

Total assets	2,052,980	(69,466)	813	7,364	—	(1,146)	—	1,990,545

Liabilities
Deposits from banks	114,910							114,910
Items in course of collection due to other banks	1,635							1,635
Customer accounts	335,505							335,505
Trading portfolio liabilities	59,474							59,474
Financial liabilities designated at fair value:	76,892							76,892
Liabilities to customers under investment contracts	69,183	(67,142)	(86)					1,955
Derivative financial instruments	968,072							968,072
Debt securities in issue	149,567							149,567
Repurchase agreements and cash collateral on securities lent	182,285							182,285
Other liabilities	12,640	(1,123)	841					12,358
Current tax liabilities	1,216	(50)						1,166
Insurance contract liabilities, including unit-linked liabilities	2,152							2,152
Subordinated liabilities	29,842							29,842
Deferred tax liabilities	304							304
Provisions	535							535
Retirement benefit liabilities	1,357							1,357

Total Liabilities	2,005,569	(68,315)	755	—	—	—	—	1,938,009

Net Assets	47,411	(1,151)	58	7,364	—	(1,146)	—	52,536

Notes to the pro forma net assets statement

The pro forma net assets statement includes adjustments to account for the events directly associated with the disposal of the Barclays Global Investors business (the “proposed Disposal”). Only costs directly incurred as part of the proposed Disposal have been included within the pro forma net assets statement.

(a)	The financial information of the Barclays Group has been extracted without material adjustment from the Barclays 2008 Annual Report. No account has been taken of the trading results of the Barclays Group and BGI business since 31 December 2008.

(b)	The financial information of the BGI business has been extracted without material adjustment from the historical financial information on BGI set out in Part III of this document. Included within ‘Other Liabilities’ of £1,123 million are intercompany balances due to Barclays of £501 million.

(c)	These adjustments reflect the following items required by the BGI Disposal Agreement:

•	The adjustment to cash and balances at central banks of £892 million relates to:

1.	cash outflows from BGI for the settlement of intercompany debts to the Barclays Group totalling £501 million;

2.	cash outflows from BGI for the settlement of accrued liabilities of £340 million;

3.	cash outflows from BGI of £58 million in respect of repatriation of excess cash to the Barclays Group, thereby maintaining minimum working capital requirements; and

4.	cash inflows to BGI of £7 million in respect of the disposal of Available for sale financial investments relating to the settled accrued liabilities;

•	Alignment of exchange rates between Barclays and BGI totalling £86 million. These exchange rate differences are associated with the financial assets held in respect of linked liabilities and the associated liabilities to customers under investment contracts;

•	Disposal of Available for sale financial investments relating to the settled accrued liabilities totalling £7 million; and

•	The adjustment of £841 million relates to the settlement of all intercompany debts totalling £501 million and the settlement of accrued liabilities totalling £340 million.

(d)	The net cash consideration includes deductions for costs directly attributable to the proposed Disposal. These comprise banking and legal fees (£46 million) and the discharging of obligations in respect of share schemes operated by BGI and long-term incentive plans in which BGI employees participate (estimated net costs of £453 million). The gross cash consideration of £4,078 million has been converted at the exchange rate applicable on 7 July 2009 of 1.6186 (£:US$). The consideration of £3,785 million in the form of 37.784 million shares in BlackRock is calculated using the BlackRock share price as at 7 July 2009 (US$162.17) and has been accounted for as Available for Sale financial investment and converted at the exchange rate applicable on 7 July 2009 of 1.6186 (£:US$). No account has been taken of the price adjustment mechanism based on changes in BGI’s annualised run-rate revenues between 30 April 2009 and the completion of the disposal which is subject to a cap of US$1.4 billion (£0.9 billion based on the exchange rate applicable on 7 July 2009 of 1.6186 (£:US$)). No account has been taken of agreed changes in working capital at completion. The exchange rate from US Dollar to Sterling was £1: US$1.46 as at 31 December 2008.

(e)	Barclays Bank will provide BlackRock with a 364-day facility of up to £1.2 billion. Of this, £459 million has been committed by other banks who will be a party to this facility. This adjustment assumes the full drawdown of the net credit facility of £741 million. The exchange rate used to convert the facility was 1.6186 (£:US$), based on the exchange rate applicable on 7 July 2009.

(f)	This reflects the write off for goodwill arising on consolidation of BGI within the Barclays Group.

(g)	The reclassification is in relation to the re-alignment of cash included within linked liabilities in the financial information of BGI set out in Part III of this document, to cash and balances at central banks thus including the cash disposed of as part of BGI as reflected in Barclays 2008 Annual Report.

(h)	No account has been taken in respect of any provision that may arise in respect of the new cash fund support agreements. Barclays Bank’s total maximum potential obligations under the cash support arrangements are limited to approximately US$2.2 billion (£1.4 billion) based on the exchange rate applicable on 7 July 2009 of 1.6186 (£:US$). Barclays Bank expects to record an additional cost provision for the new cash support agreements not currently expected to exceed £70 million.

(i)	The unaudited pro forma regulatory capital ratios of the Barclays Group as at 31 December 2008 before and immediately after the proposed Disposal as if it had occurred on 31 December 2008 on a Basel II basis are set out below. These unaudited pro forma capital ratios reflect the expected net gain on sale and reductions in intangible assets and risk weighted assets and are set out below on the basis that the conversion of the Mandatorily Convertible Notes issued in November 2008 (the “MCN Conversion”) has not occurred and also on the basis that the MCN Conversion has occurred. For regulatory capital adequacy calculations, a material holding deduction of the value of the shares received would be split equally between Tier 1 and Tier 2 capital, with this treatment being subject to regulatory approval.

Capital Ratios

		Adjustments	Barclays PLC	Adjustment	Barclays PLC
		for Proposed	Pro Forma	for MCN	Pro Forma
	Barclays PLC(i)	Disposal	Pre MCN Conversion	Conversion	Post MCN Conversion(iii)

Risk Weighted Assets (£m)(ii)	433,302	3,054	430,248	–	430,248
Core Tier 1	5.6%	1.4%	7.0%	0.9%	7.9%
Equity Tier 1	5.8%	1.5%	7.3%	0.9%	8.2%

(i)	The financial information has been extracted from the Barclays 2008 Annual Report without material adjustment.

(ii)	Included within the adjustments for the proposed Disposal are risk weighted assets of £371 million (US$600 million) in relation to the full drawdown of net credit facility of £741 million provided by Barclays Bank to BlackRock and has been converted at the exchange rate applicable on 7 July 2009 of 1.6186 (£:US$).

(iii)	Together with the conversion of the Mandatorily Convertible Notes issued in November 2008, Barclays would have reported an estimated Equity Tier 1 ratio of 8.2 per cent. and Core Tier 1 ratio of 7.9 per cent. as at 31 December 2008 on a pro forma basis.

(iv)	No account has been taken of the liability management actions (exchanging upper tier 2 perpetual capital instruments for dated lower tier 2 instruments) completed by Barclays since 31 December 2008.

2.	Report on unaudited pro forma net assets statement

The Directors
Barclays PLC
1 Churchill Place
London
E14 5HP

J.P. Morgan Cazenove Limited
20 Moorgate
London
EC2R 6DA

9 July 2009

Dear Sirs

Barclays PLC (the “Company”)

We report on the unaudited pro forma net assets statement (the “Pro forma financial information”) set out in paragraph 1 of part IV of the Company’s circular dated 9 July 2009 (the “Circular”) which has been prepared on the basis described in the notes to the Pro forma financial information, for illustrative purposes only, to provide information about how the proposed disposal of the Barclays Global Investors business might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the Barclays PLC financial statements for the year ended 31 December 2008. This report is required by item 13.3.3R of the Listing Rules of the UK Listing Authority (the “Listing Rules”) and is given for the purpose of complying with that Listing Rule and for no other purpose.

Responsibilities
It is the responsibility of the directors of the Company to prepare the Pro forma financial information in accordance with item 13.3.3R of the Listing Rules.

It is our responsibility to form an opinion, as required by item 13.3.3R of the Listing Rules as to the proper compilation of the Pro forma financial information and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders of the Company as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with item 13.4.1R(6) of the Listing Rules, consenting to its inclusion in the Circular.

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Services Authority for designated investment business.

Basis of opinion
We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion
In our opinion:

(a)	the Pro forma financial information has been properly compiled on the basis stated; and

(b)	such basis is consistent with the accounting policies of the Company.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART V

SUMMARY OF THE PRINCIPAL TERMS AND CONDITIONS
OF THE BGI DISPOSAL AGREEMENT AND OTHER PRINCIPAL TRANSACTION DOCUMENTS

A.	BGI DISPOSAL AGREEMENT

The following is a summary of the material terms of the BGI Disposal Agreement. As set out in paragraph 16 of Part VI of this document, the BGI Disposal Agreement is available for inspection by Barclays Shareholders.

1.	Parties

The BGI Disposal Agreement was entered into on 16 June 2009 by and among Barclays Bank, Barclays (for limited purposes) and BlackRock for the disposal of BGI.

2.	Consideration

The consideration for the Disposal is approximately US$12.7 billion (£7.9 billion) based on the closing price of BlackRock’s common stock on 7 July 2009 (subject to adjustments, as described below).

The consideration will include an equity component of, subject to adjustment as described below, 37.784 million new BlackRock Shares which will provide Barclays with an economic interest of approximately 19.9 per cent. of BlackRock Total Capital Stock consisting of 4.9 per cent. of the enlarged common stock of BlackRock outstanding after the transaction, with the balance being satisfied by the issue of Series B Participating Preferred Stock and, if necessary, Series D Participating Preferred Stock. Further details of the Series B Participating Preferred Stock and Series D Participating Preferred Stock are set out in section B.3 below. Based on the closing price of BlackRock’s common stock on the New York Stock Exchange on 7 July 2009 the equity component of the consideration for the Disposal is valued at approximately US$6.1 billion (£3.8 billion). Subject to any adjustments and fees, the cash portion of the consideration will be US$6.6 billion (£4.1 billion).

3.	Adjustments to the consideration

The consideration for the Disposal is subject to a price adjustment mechanism based on changes in BGI’s annualised run-rate revenues between 30 April 2009 and a date as close as practicable to, but no more than five business days before, completion, excluding the impact of market movements. The adjustment is a downward-only adjustment equal to any deficit in BGI’s run-rate revenues below a 10 per cent. cushion multiplied by 4.25 and is subject to a post-completion true-up mechanism. The purchase price adjustment is subject to a cap of US$1.4 billion (£0.9 billion). The consideration for the Disposal is also to be adjusted for agreed changes in working capital at completion. If these adjustments are triggered the consideration that Barclays receives pursuant to the Disposal would effectively be reduced.

4.	Conditions to completion

Completion is conditional upon the following conditions:

(a)	for both parties, approval of the Disposal by Barclays Shareholders at the General Meeting; obtaining necessary antitrust clearances; BGI having a minimum run-rate revenue at a date as close as practicable to, but no more than five business days before, completion of at least 75 per cent. of the annualised run-rate as at 30 April 2009 in respect of both ETFs and all clients generally, in each case excluding the impact of market movements; and compliance with certain US investment management regulations relating to the independence of the board of trustees or the board of directors, as applicable, of each fund that is registered under the United States Investment Company Act of 1940, as amended;

(b)	for BlackRock, the representations and warranties given by Barclays Bank being true and correct at completion subject to certain materiality and material adverse effect carve outs; compliance by Barclays Bank and Barclays with their covenants under the BGI Disposal Agreement in all material respects; there being no law or government order enacted restraining or prohibiting completion from occurring, placing limitations on the ownership of shares of the entities comprising BGI or prohibiting or limiting the operation of any portion of BGI or BlackRock’s business, other than any law or government order which would not result in conditions or limitations that would be reasonably expected to be materially adverse to Barclays Global Investors, N.A. and its subsidiaries, BGI (excluding Barclays Global Investors, N.A. and its subsidiaries) or BlackRock and its controlled affiliates, in each case, taken as a whole; the delivery of certain financial statements from Barclays Bank to BlackRock, and there being no difference between the audited financial statements for the year ended 31 December 2008 delivered at completion and the unaudited financial statements for the same period delivered on 11 June 2009 that would reasonably be expected to constitute a material adverse effect; the receipt of certain specified approvals; the execution of ancillary agreements by Barclays Bank (which include the cash support agreements); and the continued employment by BGI of not less than 67 per cent. of a number of specified key employees as at completion; and

(c)	for Barclays Bank, the limited representations and warranties given by BlackRock being true at completion subject to certain materiality and material adverse effect carve outs; compliance by BlackRock with its covenants under the BGI Disposal Agreement in all material respects; there being no law or government order enacted restraining or prohibiting completion from occurring other than any law or government order which would not result in conditions or limitations that would be reasonably expected to be materially adverse to Barclays Bank in comparison with the benefits that Barclays Bank expected to obtain from the Disposal; the receipt of certain specified approvals (which include regulatory and anti-trust approvals in a number of jurisdictions); the execution of certain ancillary agreements by BlackRock; and BlackRock authorising and filing a Certificate of Designation related to certain Series D Participating Preferred Stock.

5.	Representations, warranties, indemnities and undertakings

The BGI Disposal Agreement contains customary representations and warranties for a transaction of this size and nature, including warranties relating to accounting and financial matters, the assets and contracts of BGI, permits held by BGI, compliance with laws, litigation, investment management matters, employee and labour matters, affiliate agreements, taxation and the properties which BGI either owns or occupies. The representations and warranties are generally made on the date of the BGI Disposal Agreement and certain of them are deemed to be repeated at completion.

As is customary for a transaction of this nature, Barclays Bank has agreed to indemnify BlackRock in respect of certain liabilities of BGI relating to the period up to and including completion, including indemnification for breaches or non-performance of covenants under the BGI Disposal Agreement, warranties, tax matters, certain pensions matters in the UK, certain employee matters and certain regulatory and fiduciary matters. Claims for indemnification for breaches of warranties and in respect of certain regulatory and fiduciary matters under the BGI Disposal Agreement are subject to certain financial and time limitations. These limitations do not apply to a limited series of claims brought under warranties related to Barclays Bank’s corporate organisation, authorisation and capitalisation, among others.

For other claims for indemnity under warranties, the overall cap on the aggregate liability of Barclays Bank is US$1.2 billion (£0.7 billion), the overall deductible is US$120 million (£74 million) and the de minimis threshold for individual claims is US$120,000 (£74,140). Barclays Bank’s liability for such other claims for indemnity generally expires 18 months following the date of completion.

For indemnification claims relating to certain regulatory and fiduciary violations, the overall cap on the aggregate liability of Barclays Bank is US$1.0 billion (£0.6 billion), the overall threshold is US$10.0 million (£6.2 million) and the de minimis threshold for individual claims is US$100,000 (£61,784). Barclays Bank’s obligation in respect of such indemnity expires three years after completion.

Barclays Bank has also agreed to indemnify BlackRock for certain differences that are shown to exist between the operating expenses indicated under the audited financial statements for BGI for the year ended 31 December 2008, as compared with the unaudited financial statements for BGI for the same period. The extent of Barclays Bank’s liability for indemnification depends on whether such differences are the result of recurring accounting errors.

In addition, Barclays Bank has agreed with BlackRock that it will continue to provide, for a period of three years from completion, at the request of BGI, in the ordinary course of business and subject to satisfaction of its usual credit review and other procedures, guarantees and indemnities for the benefit of selected securities lending clients of BGI in return for a monthly payment of two basis points per annum of the value from time to time of the loaned securities.

6.	Pre-completion arrangements

Barclays Bank has agreed to ensure that the business of BGI will be carried on in the ordinary course in all material respects consistent with past practice during the period from the date of the BGI Disposal Agreement to completion. During such period Barclays Bank has also agreed to a series of specific limitations regarding its conduct of the business of BGI, generally subject to limited exceptions. During the same period, BlackRock has agreed to conduct its business in the ordinary course of business in all material respects and has agreed to a limited series of specific limitations.

7.	Post-completion liabilities

Following completion, Barclays Bank will be released from all liabilities, commitments and obligations in respect of BGI save in respect of certain ongoing cash support and securities lending indemnities and certain transitional services obligations, and other than those liabilities relating to tax or those liabilities for which indemnification will be provided by Barclays Bank to BlackRock.

8.	Non-compete obligations

Barclays Bank and Barclays have agreed that for a period of three years from completion they and certain of their affiliates will not provide investment management services, including with respect to index products, on a discretionary or advisory basis, to third party governmental or large institutional clients or publicly offered funds of the type provided by BGI at the date of the BGI Disposal Agreement or own any equity interest in any person providing such investment management services. However, the Barclays Group can:

•	acquire a business that provides such services, provided such services represent no more than 25 per cent. of the value of the acquired business or are acquired through the enforcement of a security interest obtained from a permissible activity, provided that Barclays promptly divests such business in a commercially reasonable sale;

•	engage in any type of business (other than the business of BGI) that the Barclays Group engaged in as of the date of the BGI Disposal Agreement (including the exchange-traded notes business marketed under the iPath brand as of 16 June 2009), subject to certain restrictions on expanding parts of such business;

•	operate a proposed joint venture in Japan with Sumitomo Mitsui Banking Corporation;

•	work with any asset manager in relation to its ongoing asset management activities, and enter into agreements with any such asset manager to distribute products and provide services to such asset manager or any customer of Barclays and its controlled affiliates;

•	own an equity interest of less than 15 per cent. in an entity that provides such services in the ordinary course of business where the Barclays Group has no control rights; or

•	own an equity interest in an entity that provides such services on behalf of third parties or funds or accounts managed by the Barclays Group, where the proprietary interest of the Barclays Group does not exceed 25 per cent. or if the fund or account in question is not expected to invest more than 25 per cent. of its assets in any one investment and does not have capital commitments in excess of US$2.0 billion (£1.2 billion).

These restrictions do not currently apply to ABSA Bank Limited, a company that is majority owned by Barclays, or its subsidiaries.

B.	OTHER PRINCIPAL TRANSACTION DOCUMENTS

1.	Revolving Credit Agreement

As set out in paragraph 16 of Part VI of this document, the Commitment Letter and Form of Revolving Credit Agreement are available for inspection by Barclays Shareholders.

(a)	Commitment Letter

Pursuant to the Commitment Letter, Barclays Bank and two other lenders will, under the Revolving Credit Agreement, provide to BlackRock up to US$2 billion (£1.2 billion) of unsecured loans to be used to finance BlackRock’s acquisition of BGI or to backstop a commercial paper programme the proceeds of which are used to finance the acquisition of BGI. Borrowings under the Revolving Credit Agreement may only be repaid and reborrowed if the reborrowings are used to backstop a commercial paper facility. Barclays Bank’s commitment is subject to conditions that include the following: execution and delivery of the Revolving Credit Agreement consistent with the form; execution of an engagement letter between BlackRock and a financial institution acceptable to Barclays Capital; execution of the fee letters consistent with the agreed forms; and satisfaction of the requirements relating to the execution of the Commitment Letter. In addition, the Revolving Credit Agreement contains conditions as described in section B.1(d) below.

The remainder of this section is a summary of the terms of the Revolving Credit Facility as set out in the form attached to the Commitment Letter.

(b)	Margin and fees

Interest rates will be based on a ratings-based pricing grid tied to BlackRock’s long-term senior unsecured non-credit debt ratings from Moody’s or S&P. The interest rate spread ranges from 2 per cent. over LIBOR to 3 per cent. over LIBOR. Barclays Bank will also be entitled to a commitment fee based on the unused portion of the commitments, which rate is also tied to a ratings-based pricing grid, an upfront fee and an administrative agent fee.

(c)	Maturity

The Revolving Credit Agreement will mature on the 364th day following the closing date of the Revolving Credit Agreement.

(d)	Conditions to effectiveness

Effectiveness of the facility and the obligations of the lenders to make loans will be conditional on, amongst other things, the following conditions under the Revolving Credit Agreement:

•	execution and delivery of financing documents that are consistent with the Commitment Letter;

•	evidence of ability to pay the acquisition price;

•	delivery of pro forma income statements;

•	delivery of legal opinions and other customary documentation;

•	all necessary governmental, shareholder and third party consents and approvals;

•	no litigation that could have a material adverse effect; and

•	truthfulness and correctness of all representations and warranties in all material respects (except with regard to certain matters).

(e)	Representations and warranties, covenants and events of default

The Revolving Credit Agreement contains customary representations and warranties and covenants relating to the parties’ obligations, including a leverage covenant of net debt to EBITDA of not more than 3.00 to 1.00. The Revolving Credit Agreement will also contain customary events of default. These terms for the representations and warranties and events of default are substantially the same as those under BlackRock’s existing revolving credit facility.

(f)	Assignment

Barclays Bank may assign its commitment under the Commitment Letter or commitment of loans under the Revolving Credit Facility subject in each case to BlackRock’s approval (not to be unreasonably withheld or delayed). BlackRock’s consent is not, however, required for assignments to Barclays Bank’s affiliates or in the event BlackRock is in default.

2.	Stockholder Agreement

The following is a summary of the material terms of the Stockholder Agreement. As set out in paragraph 16 of Part VI of this document, the form of the Stockholder Agreement is available for inspection by Barclays Shareholders.

The Stockholder Agreement will govern certain aspects of Barclays Bank’s ownership interest in BlackRock and provide Barclays Bank with certain rights, including pre-emptive rights. The terms of the Stockholder Agreement will provide, amongst other things, that Barclays Bank will have the right to nominate two directors to the 19-member board of directors of BlackRock and that Barclays Bank will have to vote its shares in accordance with the recommendation of the BlackRock board.

Under the Stockholder Agreement, Barclays Bank is not permitted to acquire any additional capital stock of BlackRock if, after such acquisition, it will hold greater than 4.9 per cent. of the total voting power of the voting securities of BlackRock issued and outstanding at such time or 19.9 per cent. of the sum of the voting securities and the preferred stock of BlackRock issued and outstanding at such time and issuable upon the exercise of any options or other rights outstanding at that time.

With certain limited exceptions, the Stockholder Agreement prohibits Barclays Bank from taking part in soliciting, negotiating with, providing information to or making any statement or proposal to any person with respect to, or making any public announcement with respect to certain transactions, including, among other things, business combinations, asset purchases and board elections (except as specifically contemplated by the Stockholder Agreement), involving BlackRock.

The Stockholder Agreement gives Barclays Bank the right, in any issuance of common stock or preferred stock by BlackRock, to purchase additional shares of preferred stock from BlackRock to mitigate against any dilutive effect of such issuance, subject at all times to the restriction on its total interests in the capital stock of BlackRock described above. Additionally, if the total number of issuances of common stock or preferred stock by BlackRock since completion has the effect of decreasing the total voting power of the voting securities of BlackRock capital stock held by Barclays Bank to 4.41 per cent. or less, Barclays Bank will be entitled to purchase additional voting securities such that it will own voting securities representing the lesser of (x) 4.9 per cent. of BlackRock’s voting securities and (y) the same ownership percentage of BlackRock’s voting securities as it held immediately prior to the issuance.

For the first year following completion Barclays Bank is not permitted to sell down any of its economic interest in BlackRock without BlackRock’s consent and for the second year it is not permitted to sell down more than half of its economic interest in BlackRock without BlackRock’s consent. Disposals by Barclays Bank of BlackRock capital stock will also be subject to certain other restrictions.

Barclays Bank must notify BlackRock if it proposes to sell shares of BlackRock capital stock to a third party in a privately negotiated transaction. Upon receipt of such notice, BlackRock will have the right to purchase all of the stock being offered, at the price and terms described in the notice.

The Stockholder Agreement provides that the board of directors of BlackRock will consist of not more than 19 directors:

•	not less than two and not more than four members of BlackRock management;

•	two designated by each of Barclays Bank, Merrill Lynch and PNC (provided, however, that (i) if for any period longer than 90 consecutive days Barclays Bank and its affiliates own less than 10 per cent. of BlackRock Total Capital Stock, Barclays will cause one of its designees to resign and the number of directors designated by Barclays will be reduced to one, and (ii) if for any period longer than 90 consecutive days Barclays Bank and its affiliates own less than 5 per cent. of BlackRock Total Capital Stock, Barclays will cause its remaining designee to resign); and

•	the remaining directors who will be independent directors (as defined in the New York Stock Exchange Listed Company Manual).

Under the Stockholder Agreement, BlackRock will not have the right to undertake certain fundamental acts without Barclays Bank’s consent, such as filing for bankruptcy or amending its organisation documents if the amendment would in any material respect adversely change the rights attaching to shares of BlackRock Total Capital Stock held by Barclays.

Under the Stockholder Agreement, if BlackRock amends the terms of its stockholder agreement with Merrill Lynch or PNC, such that Merrill Lynch or PNC have contractually superior rights, taking into account the impact of differences in levels of shareholdings, regulatory status, non-competition provisions and other similar matters, than Barclays Bank, then Barclays Bank will have the right to obtain the contractually superior rights.

The Stockholder Agreement will terminate upon the later of the fifth anniversary of completion of the Disposal and the first date on which Barclays Bank and its affiliates own less than 5 per cent. of the issued and outstanding voting securities and participating preferred stock of BlackRock.

3.	Terms and conditions of preferred stock

As part of the consideration for the Disposal, Barclays will receive an economic interest of up to 19.9 per cent. in BlackRock Total Capital Stock. This will consist of 4.9 per cent. of the enlarged common stock of BlackRock outstanding after the transaction, with the balance being satisfied by the issue of Series B Participating Preferred Stock and, if necessary, Series D Participating Preferred Stock.

The Series B Participating Preferred Stock and Series D Participating Preferred Stock have generally the same economic rights as the common stock, including the same rights with respect to dividends but are non-voting. The Series B Participating Preferred Stock will convert automatically into the common stock upon a transfer by the holder thereof to a third party. The Series D Participating Preferred Stock will convert automatically into Series B Participating Preferred Stock on the date falling 20 days after the information statement required under the rules of the Securities Exchange Act is first mailed to BlackRock’s stockholders.

The Series B Participating Preferred Stock and Series D Participating Preferred Stock shall be senior to the common stock in right of payment of dividends and distributions upon liquidation of BlackRock and shall be equal to each other and to any other series of BlackRock’s preferred stock in right of payment of dividends and distributions upon liquidation of BlackRock. BlackRock will not at any time effect a subdivision, combination, consolidation or reclassification of the outstanding shares of common stock into a greater or lesser number of shares of common stock, unless such subdivision, combination, consolidation or reclassification will also apply equally to the outstanding shares of Series B Participating Preferred Stock. BlackRock will not at any time effect a subdivision, combination, consolidation or reclassification of the outstanding shares of common stock into a greater or lesser number of shares of common stock or Series B Participating Preferred Stock, unless such subdivision, combination, consolidation or reclassification will also apply equally to the outstanding shares of Series D Participating Preferred Stock.

4.	Registration Rights Agreement

Barclays Bank and BlackRock will enter into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which Barclays Bank and its affiliates will have the right to demand registration of certain of the stock it receives as consideration under the BGI Disposal Agreement. Under the Registration Rights Agreement, Barclays Bank may make no more than two demands in any twelve month period for the registration under each demand of at least US$150 million worth of BlackRock common stock and preferred stock held by Barclays Bank and its affiliates (the “Registrable Shares”). The Registration Rights Agreement will provide that Barclays Bank and its affiliates may include all or part of the Registrable Shares in any public offering, subject to the right of underwriters to reduce the number of shares to be registered and sold to the maximum amount they consider can reasonably be expected to be sold in such offering and during the relevant time period.

The Registration Rights Agreement will set out customary registration procedures, including an agreement by BlackRock that it will not effect any public sale or distribution of any BlackRock securities during the period commencing on the date BlackRock receives a registration request from Barclays Bank or any of its affiliates and continuing until 90 days after the commencement of an underwritten offering, subject to certain exceptions. BlackRock will agree to indemnify Barclays Bank and its affiliates with respect to liabilities resulting from untrue statements or omissions in any registration statement pursuant to which the Registrable Shares were registered under the Securities Act, other than untrue statements or omissions resulting from information furnished to BlackRock in writing for use in a registration statement by Barclays Bank or any of its affiliates.

The registration rights under the Registration Rights Agreement will remain in effect until such time as the Registrable Shares have been (i) disposed of in accordance with the registration statement covering such Registrable Shares (ii) distributed to the public pursuant to Rule 144 under the Securities Act or (iii) otherwise transferred to a third party. The registration rights under the registration rights agreement will also no longer be in effect upon Barclays and its affiliates holding less than 5 per cent. of the BlackRock Total Capital Stock or the Registrable Shares no longer being outstanding.

5.	Cash Fund Support Agreements

Under the terms of the BGI Disposal Agreement, Barclays Bank has agreed to extend certain current cash support arrangements (the “Extended Support Agreements”) provided to certain United States collective trust cash funds (“Funds”) for which Barclays Global Investors, N.A. serves as trustee and investment manager. Barclays Bank has also agreed to enter into new cash support agreements relating to certain of these Funds (the “New Support Agreements”). The Extended Support Agreements and the New Support Agreements effectively extend Barclays Bank’s current support obligations for these Funds at their current levels until December 2013. The New Support Agreements will cover certain new securities as well as those covered under certain of the current capital support agreements. Certain of the Extended Support Agreements as well as the New Support Agreements will terminate prior to 1 December 2013 in the event that the market-based valuation of the applicable Fund exceeds certain thresholds for a period of 120 consecutive days. Barclays Bank’s execution of the Extended Support Agreements and the New Support Agreements is a condition precedent to completion of the Disposal.

Barclays Bank’s total potential obligations under the cash support arrangements are limited to approximately US$2.2 billion (£1.4 billion). To the extent that a Fund subsequently recovers defaulted payments on a covered security with respect to which Barclays Bank has made a payment to the Fund, the Fund is obliged to repay Barclays Bank for its related prior payments, subject to certain limitations.

Barclays Bank periodically evaluates the amounts that it expects to pay under the cash support agreements. Barclays Bank currently does not expect the payments under the Extended Support Agreements to exceed the amounts already recorded for the obligations. The Barclays Group has recorded a cost provision for the current cash support arrangements in the amount of £263 million in 2008 and £80 million in 2007 and it expects to record a cost provision for the initial fair value of the New Support Agreements at the time they are signed; this additional cost provision is estimated and not currently expected to exceed £70 million.

PART VI

ADDITIONAL INFORMATION

1.	Responsibility

The Barclays Directors, whose names appear below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors and Registered Office

The Directors and their functions are as follows:

Marcus Agius	Group Chairman
David Booth	Non-Executive Director
Sir Richard Broadbent	Senior Independent Director
Richard Leigh Clifford, AO	Non-Executive Director
Fulvio Conti	Non-Executive Director
Simon Fraser	Non-Executive Director
Sir Andrew Likierman	Non-Executive Director
Sir Michael Rake	Non-Executive Director
Stephen Russell	Non-Executive Director
Sir John Sunderland	Non-Executive Director
John Varley	Group Chief Executive
Robert E Diamond Jr	President of Barclays PLC and Chief Executive of Investment Banking and Investment Management
Christopher Lucas	Group Finance Director
Frederik (Frits) Seegers	Chief Executive of Global Retail and Commercial Banking

The business address of the Directors and the registered office of Barclays is 1 Churchill Place, London E14 5HP.

3.	Directors’ Interests

As at close of business on 7 July 2009 (being the latest practicable date prior to the publication of this document), the interests (all of which are beneficial) of the Directors in the issued ordinary share capital of Barclays (including any interests held through Sharepurchase) are set out in the following table:

	As at 7 July 2009
		Percentage of issued
	Number of	ordinary share
	Barclays Shares	capital of Barclays

Marcus Agius	113,148	0.00%
David Booth	71,805	0.00%
Sir Richard Broadbent	33,047	0.00%
Richard Leigh Clifford	34,125	0.00%
Fulvio Conti	38,012	0.00%
Simon Fraser	25,000	0.00%
Sir Andrew Likierman	21,487	0.00%
Sir Michael Rake	13,633	0.00%
Stephen Russell	40,191	0.00%
Sir John Sunderland	78,484	0.00%
John Varley	622,405	0.00%
Robert E Diamond Jr	10,127,103	0.09%
Christopher Lucas	101,352	0.00%
Frederik (Frits) Seegers*	980,029	0.00%

*	977,898 Barclays shares held by Frederik (Frits) Seegers are pledged to a third party bank as security

Taken together, the combined percentage interest of the Barclays Directors in the issued ordinary share capital of Barclays as at 7 July 2009 (being the latest practicable date prior to the publication of this document) was approximately 0.11 per cent.

Details of options and awards relating to Barclays Shares held by the Directors (excluding interests held through Sharepurchase) are set out below. These are not included in the interests of the Directors shown in the table above.

The executive Directors had interests in the following options and awards relating to Barclays Shares under the Barclays Share Plans (excluding Sharepurchase) as at 7 July 2009 (being the latest practicable date prior to publication of this document):

Barclays Shares provisionally allocated and Barclays Shares under option under ESAS1

	Number of
	Barclays Shares as
Executive Directors	at 7 July 2009	Earliest release date	Latest release date

John Varley	430,969	07/03/08	20/03/13
Robert E Diamond Jr.	3,365,881	07/03/08	20/03/13
Christopher Lucas	44,066	20/03/10	20/03/13
Frederik (Frits) Seegers	201,191	21/03/10	20/03/13

1.	Awards under ESAS represent provisional allocations that have been awarded under the plan. The number of Barclays Shares shown in the table includes the maximum potential 30% bonus share element where applicable. The ESAS trustees may release additional Barclays Shares to participants which represent accumulated dividends (net of withholding) in respect of shares under award. These shares are not awarded as part of the original award and consequently are not included in the figures in the table above.

Barclays Shares under option under Mandatory ESAS (Barclays Shares under option under Mandatory ESAS are included in aggregate figures above)

	Number of
	Barclays Shares
	under nil cost
	option granted at
	3rd anniversary under
	Mandatory ESAS as
Executive Directors	at 7 July 2009[1]	Earliest exercise date	Latest exercise date

John Varley	175,869	07/03/08	21/03/11

John Varley held a total of 208,708 nil cost options as at 7 July 2009 which included 32,839 accumulated dividend shares under option.

1.	The Barclays Shares under option shown in this column are already included in the numbers shown at 7 July 2009 in the first ESAS table above and relate to provisional allocations made in 2005 and 2006. The figures shown in the table above do not include accumulated dividend shares. Under ESAS, a participant pays £1 to exercise an option, irrespective of the number of Barclays Shares over which the option is exercised.

Awards under Barclays PSP1

			Number of
			Barclays Shares under	Maximum number of
		Scheduled	initial allocation	Barclays Shares under
Executive Directors	Performance Period	vesting date	as at 7 July 2009	award as at 7 July 2009

John Varley[2]
2006[3]	01/01/09-31/12/10	21/03/11	232,855	232,855
2007	01/01/07-31/12/09	22/03/10	168,098	504,294
2008	01/01/08-31/12/10	20/03/11	270,804	812,412

Total			671,757	1,549,561

Robert E Diamond Jr2
2006[3]	01/01/09-31/12/10	21/03/11	1,164,273	1,164,273
2007	01/01/07-31/12/09	22/03/10	959,562	2,878,686
2008	01/01/08-31/12/10	20/03/11	677,010	2,031,030

Total			2,800,845	6,073,989

Christopher Lucas
2007	01/01/07-31/12/09	22/03/10	85,132	255,396
2008	01/01/08-31/12/10	20/03/11	180,536	541,608
2009	01/01/09-31/12/11	27/04/12	532,682	1,598,046

Total			798,350	2,395,050

Frederik (Frits) Seegers
2006[3]	01/01/09-31/12/10	04/08/11	238,885	238,885
2007	01/01/07-31/12/09	22/03/10	140,082	420,246
2008	01/01/08-31/12/10	20/03/11	361,072	1,083,216
2009	01/01/09-31/12/11	27/04/12	1,065,365	3,196,095

Total			1,805,404	4,938,442

1.	The awards granted during 2007, 2008 and 2009 are scheduled for release in 2010, 2011 and 2012 respectively, to the extent that the applicable performance conditions are achieved. Grant and release of awards is at the discretion of the PSP trustee. Dividend shares may also be released in respect of the vested Barclays Shares.
2.	No awards were granted to John Varley and Robert E Diamond Jr in 2009.
3.	The performance over the three-year measurement period of the 2006 award resulted in 1.475 times the initial award being eligible to be considered for release by the PSP trustee. After consultation with the Remuneration Committee, the executive Directors wrote to the PSP trustee to request that it defer the exercise of its discretion to release shares to them under the 2006 awards for a further two year period. At the end of the additional two year period, it is intended that the PSP trustee considers the release of the shares, subject to continued employment and a further financial performance condition to be assessed by the Remuneration Committee. The maximum number of shares capable of being released at the end of the two year period will be 1.475 times the initial award; there will be no opportunity to receive shares in excess of this number (except for any dividend shares that may be awarded at the PSP trustee’s discretion).

Options under Sharesave

	Weighted average	Date from		Number of Barclays
	exercise price of	which	Latest	Shares held under option
Executive Directors	outstanding options	exercisable	expiry date	as at 7 July 2009

John Varley	£4.70	01/11/14	01/05/15	3,735
Christopher Lucas	£4.70	01/11/14	01/05/15	3,735
Frederik (Frits) Seegers	£4.70	01/11/12	01/05/13	3,480

Options under plans used in previous years (ISOP and the EOP)

The executive Directors continue to have interests in Barclays Shares under ISOP and, in the case of Robert E Diamond Jr, in shares in BGI Holdings under the EOP. No awards have been made to Barclays Directors under these plans since 2004.

	Weighted average	Date		Number of Barclays
	exercise price of	from which	Latest	Shares held under option
Executive Directors	outstanding options	exercisable	expiry date	as at 7 July 2009

John Varley
ISOP	£4.29	18/05/03	22/03/14	944,655
Robert E Diamond Jr
ISOP	£4.42	12/03/04	22/03/14	575,008
BGI EOP	£20.11	26/03/07	26/03/14	100,000

4.	Directors’ Service Agreements

(a)	Executive Directors

As at the date of this document, the executive Directors have service contracts with the Barclays Group, as follows:

		Notice period
	Effective date	from Barclays to	Base Salary		Potential compensation
Executive Directors	of contract	Executive Director	and Fees		for loss of office[1]

John Varley	1 Sep 2004	1 year	£1,100,000		1 year’s contractual remuneration
Robert E Diamond Jr	1 Jun 2005	1 year	£250,000	[2]	1 year’s contractual remuneration
Christopher Lucas	1 Apr 2007	1 year	£650,000		1 year’s contractual remuneration
Frederik (Frits) Seegers	7 Jun 2006	1 year	£700,000		1 year’s contractual remuneration

1.	One year’s contractual remuneration is calculated as follows: 12 months’ base salary, bonus, if eligible (being the average of the previous three years’ bonus awards, in some cases (Christopher Lucas) capped at 100% of base salary), medical benefit (while an employee) and continuation of pension benefits. Payments in lieu of notice are subject to mitigation if alternative employment is found during any period in which pay in lieu of notice is paid.

2.	Robert E Diamond Jr has, since 1 January 2009, received his base salary in US Dollars converted from Sterling into US Dollars using an average Sterling/US Dollar exchange rate for 2008 of 1.86.

Group Chairman

Marcus Agius receives a fee of £750,000 per annum (inclusive of Director’s fees). He is also eligible for private health insurance. The minimum time commitment as Group Chairman is equivalent to 60 per cent. of a full time role. Marcus Agius is not eligible to participate in Barclays bonus and share incentive plans nor does he participate in Barclays pension plans or receive any pension contributions. The terms of his letter of appointment with Barclays Bank provide for a notice period of 12 months from the Barclays Group or six months from Marcus Agius.

(b)	Non-executive Directors

As at the date of this document, the non-executive Directors serve under letters of appointment on the following terms:

	Effective				Barclays Group
	date of letter				liability in the event
Non-executive Directors	of appointment	Notice period	Fees[1]		of early termination
David Booth	1 May 2007	6 months	£85,000		6 months’ fees
Sir Richard Broadbent	1 Sep 2003	6 months	£195,000		6 months’ fees
Richard Leigh Clifford	1 Oct 2004	6 months	£122,069	[2]	6 months’ fees
Fulvio Conti	1 Apr 2006	6 months	£95,000		6 months’ fees
Simon Fraser	10 Mar 2009	6 months	£110,000		6 months’ fees
Sir Andrew Likierman	1 Sep 2004	6 months	£110,000		6 months’ fees
Sir Michael Rake	1 Jan 2008	6 months	£160,000		6 months’ fees
Stephen Russell	25 Oct 2000	6 months	£125,000		6 months’ fees
Sir John Sunderland	1 Jun 2005	6 months	£100,000		6 months’ fees

Each appointment is for an initial term of office of up to six years, renewable for a single term of three years thereafter.

1.	Comprises basic fee plus additional fees, where relevant, for service on Board and other committees of which each Director was a member as at 1 June 2009.
2.	Richard Leigh Clifford is a member of the Barclays Asia Pacific Advisory Committee and receives fees of US$60,000 (£37,069). This fee is included in the amount shown above.

5.	Major Shareholders

In so far as it is known to Barclays as at 7 July 2009 (the latest practicable date prior to the publication of this document), the interests, direct or indirect, of persons in the issued ordinary share capital of Barclays which are notifiable under English law were as follows:

		% of total		% of total
		voting rights		voting rights
		attaching to		attaching to
	Number of Barclays	issued share	Number of	issued share
Holder	Shares	capital	Warrants	capital[1]

Qatar Holding LLC	813,964,552	7.38%	758,437,618	6.88%
Legal & General Group Plc	459,096,745	4.16%	—	—
International Petroleum Investment Company and Kadin Holdings Limited[2]	—	—	758,437,618	6.88%

1.	The percentages of voting rights detailed above have been calculated without including the new shares to be issued when the warrants are exercised. This results in the percentage figures being artificially high.

2.	International Petroleum Investment Company and Kadin Holdings Limited’s interest in warrants is held through PCP Gulf Invest 3 Limited.

In addition, His Excellency Khadem Abdulla Khadem Butti Al Qubaisi and KAQ Holdings Limited have an interest in the warrants held by way of an option granted to KAQ Holdings Limited. KAQ Holdings Limited is wholly owned by His Excellency Khadem Abdulla Khadem Butti Al Qubaisi, the Managing Director of International Petroleum Investment Company. The option is to acquire, at any time, the entire share capital (and not a portion only) of Kadin Holdings Limited, which wholly owns PCP Gulf Invest 3 Limited which, in turn, owns the warrants exercisable into 758,437,618 Barclays shares, as described above.

6.	Related Party Transactions

Save as disclosed in the financial information of the Barclays Group as set out in note 43 (year ended 31 December 2008), note 42 (year ended 31 December 2007) and note 46 (year ended 31 December 2006) of the Annual Reports as incorporated by reference into this document, the Barclays Group has entered into no material transactions with related parties, other than the trading transactions on arm’s length terms as described below, during the financial years ended 31 December 2008, 2007 and 2006 or in the current financial year up to 31 May 2009.

The Barclays Group has entered into trading transactions on arm’s length terms with related parties during the financial years ended 31 December 2008, 2007 and 2006 as set out in note 43 (year ended 31 December 2008), note 42 (year ended 31 December 2007) and note 46 (year ended 31 December 2006) of the financial statements of the Barclays Group as incorporated by reference into this document. In addition, the Barclays Group has entered into trading transactions on arm’s length terms with related parties during the period from 1 January 2009 to 31 May 2009 (the latest practicable date prior to the publication of this document) as set out below.

Since 31 December 2008, an overdraft facility of £800,000 has been made available to a Director. The facility is provided by Barclays Bank in the ordinary course of its business and the terms are no more favourable than would apply to someone of similar financial standing who is unconnected to the Group.

For the period ended and as at 31 May 2009
			Entities under	Pension funds
			common	Unit trusts and
	Associates	Joint Ventures	directorships	Investment funds	Total
	£’m	£’m	£’m	£’m	£’m

Income Statement:
Interest received	—	40	—	—	40
Interest paid	—	(9)	—	—	(9)
Fees received for services rendered (including investment management and custody and commissions	—	2	—	3	5
Fees paid for services provided	(20)	(48)	—	—	(68)
Principal transactions	—	7	(93)	2	(84)
Assets
Loans and advances to banks and customers	104	889	477	—	1,470
Derivative transactions	1	8	67	85	161
Other assets	110	167	—	2	279

Liabilities
Deposits from banks	—	585	707	—	1,292
Customer accounts	—	266	39	9	314
Derivative transactions	—	—	130	83	213
Other liabilities	5	17	—	19	41

For the period ended and as at 31 December 2008
			Entities under	Pension funds
			common	Unit trusts and
	Associates	Joint Ventures	directorships	Investment funds	Total
	£’m	£’m	£’m	£’m	£’m

Income Statement:
Interest received	—	105	3	—	108
Interest paid	—	(73)	—	—	(73)
Fees received for services rendered (including investment management and custody and commissions	—	15	—	5	20
Fees paid for services provided	(44)	(146)	—	—	(190)
Principal transactions	8	59	60	(25)	102
Assets
Loans and advances to banks and customers	110	954	34	—	1,098
Derivative transactions	—	9	311	15	335
Other assets	67	276	—	3	346

Liabilities
Deposits from banks	—	592	—	—	592
Customer accounts	—	167	74	10	251
Derivative transactions	—	—	111	41	152
Other liabilities	3	18	—	28	49

7.	Material Contracts

(a)	The Continuing Group

Together with the contracts described in Part V, the following are all of the contracts (not being contracts entered into in the ordinary course of business) that have been entered into by members of the Continuing Group: (i) within the two years immediately preceding the date of this document which are, or may be, material to the Continuing Group; or (ii) at any time and contain obligations or entitlements which are, or may be, material to the Continuing Group as at the date of this document:

(i) iShares Master Sale Agreement

On 9 April 2009, Barclays announced that BGI Holdings had entered into a master sale agreement with Blue Sparkle LP, a new limited partnership established by CVC Capital Partners Group SICAV-FIS S.A., to sell the entities and assets relating to the iShares business for approximately US$4.4 billion (prior to fees and adjustments). Under the iShares Master Sale Agreement, the disposal of the iShares business would have closed in one or more stages. There would have been an initial closing in respect of United States, German, United Kingdom and Irish assets (subject to relevant fund approvals being obtained and other necessary conditions being satisfied), to be followed by subsequent closings in respect of the subsidiaries of BGI Holdings and/or assets in other jurisdictions on a country-by-country basis.

The iShares Master Sale Agreement included a “go-shop” provision, under which BGI Holdings had a period of at least 45 business days from 15 April 2009 to solicit another offer for the iShares business or for BGI Group that is, in the opinion of the Board of the Company, an overall superior offer in terms of size or composition of the offer. Barclays would be able to accept a superior offer and terminate the iShares Master Sale Agreement only after giving Blue Sparkle LP a five business day period to match the superior offer. If BGI Holdings were to terminate the iShares Master Sale Agreement within the “go-shop” period, it would have to pay US$175 million to Blue Sparkle LP.

During the “go-shop” period, Barclays received a number of offers for the iShares business as well as unsolicited approaches in relation to BGI. The Barclays Board determined the Disposal to be a superior proposal. On 16 June 2009 CVC and Barclays agreed to terminate the iShares Master Sale Agreement, following which Barclays has no material outstanding obligations. A break fee of US$175 million (£108 million) was paid by Barclays to Blue Sparkle LP.

(ii) October 2008 Subscription Agreements and Placing

On 31 October 2008, Barclays entered into subscription agreements with Qatar Holding, Challenger and HH Sheikh Mansour Bin Zayed Al Nahyan. These subscription agreements were amended pursuant to a concession letter dated 18 November 2008 and subsequent amendment letters dated 28 November 2008 (together the “Agreements”). Pursuant to the Agreements, Qatar Holding agreed to invest £500 million in Mandatorily Convertible Notes (MCNs), convertible into 326,208,930 Barclays Shares, and £1.5 billion in reserve capital instruments (“RCIs”), and subscribed for warrants (“Warrants”) to subscribe for up to 758,437,618 Barclays Shares. Challenger agreed to invest £300 million in MCNs, convertible into 195,725,358 Barclays Shares. HH Sheikh Mansour Bin Zayed Al Nahyan agreed to invest £2 billion in MCNs, convertible into 1,304,835,721 Barclays Shares, and £1.5 billion in RCIs, and subscribed for Warrants to subscribe for up to 758,437,618 Barclays Shares.

Qatar Holding, Challenger and HH Sheikh Mansour Bin Zayed Al Nahyan each received a commission of 4 per cent. of the principal amount of the MCNs for which they respectively agreed to subscribe. Qatar Holding and HH Sheikh Mansour Bin Zayed Al Nahyan each received a commission of 2 per cent. of the principal amount of RCIs for which they respectively agreed to subscribe. In addition, Qatar Holding received a fee of £66 million for having arranged certain of the subscriptions in the capital raising.

The subscription agreements contain customary warranties and undertakings.

The acquisition by Qatar Holding, Challenger and HH Sheikh Mansour Bin Zayed Al Nahyan of the full amount of the shareholdings resulting from the conversion of their MCNs and the exercise of their Warrants may require certain approvals to be obtained from, and filings to be made with, regulators and other governmental authorities in a number of countries in which Barclays operates. Qatar Holding, Challenger and HH Sheikh Mansour Bin Zayed Al Nahyan have undertaken to Barclays not to deliver a conversion notice under the MCNs or exercise their rights under the Warrants to the extent that certain relevant approvals and filings have not been obtained and made. In addition, the terms of the MCNs envisage that, where a holder of MCNs does not deliver a conversion notice prior to the mandatory conversion of the MCNs, the Barclays Shares that would otherwise have been issued to the holder will be issued to the trustee of the MCNs and sold for that holder’s benefit.

On 31 October 2008, Barclays entered into placing letters with certain institutions pursuant to which those institutions invested £1,250 million in MCNs, convertible into 815,522,325 Barclays Shares. The placing letters contain customary warranties and undertakings.

(iii) Lehman Acquisition Agreement and Placing

On 16 September 2008, Barclays Capital Inc. entered into an asset purchase agreement with Lehman Brothers Holdings Inc., Lehman Brothers Inc. and LB 745 LLC pursuant to which Barclays Capital Inc. agreed, subject to US Court and relevant regulatory approvals, to acquire certain Lehman Brothers North American investment banking and capital markets operations and supporting infrastructure (the “Lehman Acquisition Agreement”). Following receipt on 19 September 2008 of approval from the United States Bankruptcy court for the Southern District of New York, on 22 September 2008 Barclays completed such acquisition. The Lehman Brothers North American businesses include Lehman Brothers North American fixed income and equities sales, trading and research and investment banking businesses, Lehman Brothers New York Head Office at 745 Seventh Avenue and two data centres in New Jersey. The total consideration paid was £874 million.

On 18 September 2008, Barclays entered into a cash placing letter with J.P. Morgan Cazenove, J.P. Morgan Securities Ltd., Credit Suisse Securities (Europe) Limited and Deutsche Bank AG, London Branch pursuant to which a total of 226 million new Barclays Shares were placed with certain institutions at a price of 310 pence per Barclays Share. Based on the placing price, the gross proceeds of the placing were £701 million. These proceeds were applied for the part-payment of the consideration payable under the Lehman Acquisition Agreement. The placing letter contains customary warranties and undertakings.

(iv) SMBC Subscription Agreement

On 25 June 2008 Barclays and SMBC entered into a subscription agreement (the “SMBC Subscription Agreement”), which sets out the terms and conditions pursuant to which Barclays issued and allotted 168,918,918 Barclays Shares to Sumitomo Mitsui Banking Corporation at a price of £2.96 per share on 4 July 2008 as part of the firm placing announced on 25 June 2008.

The SMBC Subscription Agreement contains customary warranties and undertakings.

(v) China Development Bank Subscription Agreement (2008)

On 25 June 2008, Barclays, Upper Chance Group Limited and China Development Bank entered into a subscription agreement (the “China Development Bank Subscription Agreement (2008)”), which sets out the terms and conditions pursuant to which Barclays issued and allotted Barclays Shares to Upper Chance Group Limited at a price of £2.82 per share as part of the placing and open offer announced on 25 June 2008.

The China Development Bank Subscription Agreement (2008) contains customary warranties and undertakings.

(vi) Qatar Subscription Agreement

On 25 June 2008 Barclays and Qatar Holding entered into a subscription agreement (the “Qatar Subscription Agreement”), which sets out the terms and conditions pursuant to which Barclays issued and allotted Barclays Shares to Qatar Holding at a price of £2.82 per share as part of the placing and open offer announced on 25 June 2008.

The Qatar Subscription Agreement contains customary warranties and undertakings.

(vii) Challenger Subscription Agreement

On 25 June 2008 Barclays and Challenger entered into a subscription agreement (the “Challenger Subscription Agreement”), which sets out the terms and conditions pursuant to which Barclays issued and allotted Barclays Shares to Challenger at a price of £2.82 per share as part of the placing and open offer announced on 25 June 2008.

The Challenger Subscription Agreement contains customary warranties and undertakings.

(viii) Temasek Subscription Agreement (2008)

On 25 June 2008 Barclays, Clover Investments (Mauritius) Pte Limited and Fullerton Management Pte Ltd (“Holdco”) entered into a subscription agreement (the “Temasek Subscription Agreement (2008)”), which sets out the terms and conditions pursuant to which Barclays issued and allotted Barclays Shares to Clover Investments (Mauritius) Pte Limited at a price of £2.82 per share as part of the placing and open offer announced on 25 June 2008.

The Temasek Subscription Agreement (2008) contains customary warranties and undertakings.

(ix) Placing Agreements

On 25 June 2008, Barclays entered into separate placing agreements (the “Placing Agreements”) with placees pursuant to which each institution or other investor agreed to subscribe for Barclays Shares at a price of £2.82 per share as part of the placing and open offer announced on 25 June 2008.

The Placing Agreements contain customary warranties.

(x) Temasek Subscription Agreement (2007)

On 23 July 2007, Barclays, Clover Investments (Mauritius) Pte Ltd (the “First Investor”), Centaura Investments (Mauritius) Pte Ltd (the “Second Investor”), Baytree Investments (Mauritius) Pte Ltd (the “Third Investor”), Fullerton Management Pte Ltd (“Holdco”) and J.P. Morgan Cazenove entered into a subscription agreement (the “Temasek Subscription Agreement (2007)”). Holdco, the First Investor, the Second Investor and the Third Investor are wholly owned subsidiaries of Temasek. The Temasek Subscription Agreement (2007) sets out the terms and conditions pursuant to which:

(1)	Barclays issued and allotted to the First Investor 135,416,667 Barclays Shares at a price of £7.20 per share on 14 August 2007 (the “Unconditional Temasek Shares”); and

(2)	Barclays would have, had Barclays offer for ABN AMRO become unconditional, issued up to a further 195,945,946 Barclays Shares (this amount was scaled back to 152,980,748 by a placing to certain other Barclays Shareholders) at a price of £7.40 per Barclays Share to the Second Investor (the “Second Subscription Shares”). On 4 October 2007 the offer by Barclays for ABN AMRO lapsed, and as a result any obligations in respect of this subscription have terminated.

Please see the description of the Subscription and Transfer Agreement in paragraph 7(a)(xi) below for details on the consideration mechanics under the Temasek Subscription Agreement (2007).

Under the Temasek Subscription Agreement (2007) the Third Investor purchased warrants in respect of 60,897,436 Barclays Shares at the price of £1.00 on 23 July 2007. The warrants had an exercise price of £7.80 per Barclays Share. The warrants are no longer exerciseable as they would only have become exerciseable in the event that the offer by Barclays for ABN AMRO had become unconditional.

Under the Temasek Subscription Agreement (2007), Holdco undertook to perform the payment obligations of the First Investor and the Second Investor in the event that either the First Investor or the Second Investor failed to do so.

The Temasek Subscription Agreement (2007) contains customary representations, warranties and undertakings.

(xi) The Option Agreement and Subscription and Transfer Agreement

On 23 July 2007 Barclays, Odysseus Jersey (No. 1) Limited (“JerseyCo”), and J.P. Morgan Cazenove entered into an option agreement dated 23 July 2007 (the “Option Agreement”) and a subscription and transfer agreement (the “Subscription and Transfer Agreement”), in respect of the subscription and transfer of certain ordinary shares of no par value in the capital of JerseyCo and certain redeemable preference shares of no par value in the capital of JerseyCo. These agreements were entered into in connection with the clawback placing, which commenced on 23 July 2007 pursuant to which, and subject to Barclays offer for ABN AMRO becoming unconditional, 153,772,445 Barclays Shares would have been allocated to certain existing Barclays Shareholders and certain other institutional investors (the “Clawback Placing”), and the subscriptions by Temasek set out in paragraph 7(a)(x) above. These arrangements are part of a “cashbox” structure pursuant to which the Barclays Shares to be issued to Temasek under the Temasek Subscription Agreement, and certain of those to be issued to places under the Clawback Placing, will be issued for non-cash consideration as described below.

Under the terms of these agreements:

(1)	J.P. Morgan Cazenove agreed to subscribe for certain ordinary shares of no par value in the capital of JerseyCo, and Barclays and J.P. Morgan Cazenove entered into put and call options in respect of the ordinary shares of no par value in the capital of JerseyCo subscribed for by J.P. Morgan Cazenove that are exercisable if the subscription of the Unconditional Temasek Shares and the Second Subscription Shares (together the “Subscriptions”) and/or the Clawback Placing do not proceed;

(2)	J.P. Morgan Cazenove agreed to apply the proceeds of each Subscription and the Clawback Placing (less certain fees, costs, expenses and other amounts) to subscribe for certain redeemable preference shares of no par value in the capital of JerseyCo; and

(3)	J.P. Morgan Cazenove agreed to transfer to Barclays all the ordinary shares of no par value in the capital of JerseyCo and redeemable preference shares of no par value in the capital of JerseyCo following the Subscriptions and the Clawback Placing in consideration for the allotment by Barclays of Barclays Shares to the First Investor, the Second Investor and the relevant Barclays Shareholders and certain other institutional investors under the Clawback Placing pursuant to the Temasek Subscription Agreement as described above.

Accordingly, instead of receiving cash as consideration for the allotment of Barclays Shares to the First Investor, the Second Investor and the relevant Barclays Shareholders and certain other institutional investors under the Clawback Placing, at the conclusion of the Subscriptions and the Clawback Placing, Barclays will have the right to acquire the entire issued ordinary and redeemable preference share capital of JerseyCo, whose only assets are its cash reserves, representing an amount equivalent to the net proceeds of the Subscriptions and the Clawback Placing.

As Barclays offer for ABN AMRO did not become unconditional, the Option Agreement and Subscription and Transfer Agreement have terminated and there are no further obligations on Barclays under the Option Agreement and Subscription and Transfer Agreement.

(xii) China Development Bank Subscription Agreement (2007)

On 23 July 2007, Upper Chance Group Limited (the “Investor”) and China Development Bank (“CDB”) entered into a subscription agreement (the “CDB Subscription Agreement”). The CDB Subscription Agreement sets out the terms and conditions pursuant to which Barclays issued and allotted 201,388,889 Barclays Shares to the Investor at a price of £7.20 per share on 14 August 2007.

Under the CDB Subscription Agreement, the Investor purchased warrants on 23 July 2007 in respect of 60,897,436 new Barclays Shares at the price of £1.00. The warrants had an exercise price of £7.80 per Barclays Share. The warrants are no longer exerciseable as they would only have become exerciseable in the event that the offer by Barclays for ABN AMRO had become unconditional.

CDB undertook to perform the payment obligations of the Investor under the CDB Subscription Agreement, in the event that the Investor failed to do so.

The Investor undertook, inter alia, that it will not without Barclays prior written consent, for a three year period from the date of the agreement, acquire, enter into an agreement to acquire or make or announce an offer for any Barclays Shares or Barclays American Depositary Receipts. This undertaking would have not applied in the event that the Investor subscribed for the shares under the Conditional CDB Investment Agreement as set out in paragraph 7(a)(xiii) below.

In addition, the CDB Subscription Agreement provides that until the Investor and/or any CDB group members, when taken together, cease to hold such number of Barclays Shares as equals the lesser of 201,388,889 Barclays Shares or three per cent. of Barclays issued share capital, the Investor shall be entitled to require the appointment or reappointment of one Non-executive Director (the “Investor Director”) or to require the removal of such Investor Director by Barclays as soon as is reasonably practicable.

The CDB Subscription Agreement contains customary representations, warranties and undertakings.

(xiii)	The Conditional CDB Investment Agreement

On 23 July 2007, Barclays, Upper Chance Group Limited (the “Investor”), CDB and J.P. Morgan Cazenove entered into a conditional investment agreement (the “Conditional CDB Investment Agreement”). The Conditional CDB Investment Agreement set out the terms and conditions pursuant to which the Investor had agreed to make cash payments to Barclays (for the benefit of holders of shares and American depositary receipts in ABN AMRO who accepted the offer by Barclays for ABN AMRO), in consideration of Barclays allotting and issuing new Barclays Shares to the Investor.

As Barclays offer for ABN AMRO did not become unconditional, there are no further obligations on Barclays under the Conditional CDB Investment Agreement.

(b)	BGI

Other than those contracts described in Part V of this document and the iShares Master Sale Agreement described above, no contracts (other than contracts entered into in the ordinary course of business) have been entered into by members of the BGI Group: (i) within the two years immediately preceding the date of this document which are, or may be, material to the BGI Group; or (ii) at any time and contain obligations or entitlements which are, or may be, material to the BGI Group as at the date of this document.

8.	Litigation

(a)	The Continuing Group

(i)	Barclays Bank has for some time been party to proceedings, including a putative class action, in the United States against a number of defendants following the collapse of Enron; the putative class action claim is commonly known as the Newby litigation. On 19 March 2007 the United States Court of Appeals for the Fifth Circuit issued a decision that the case could not proceed against the Barclays Group as a class action because the plaintiffs had not alleged a proper claim against the Barclays Group. On 22 January 2008, the United States Supreme Court denied the plaintiffs’ request for review of the Fifth Circuit’s 19 March 2007 decision. On 5 March 2009, the District Court granted summary judgement in the Barclays Group’s favour on the plaintiffs’ claims against the Barclays Group. The District Court also denied the plaintiffs’ request to amend the complaint to asset revised claims against the Barclays Group on behalf of the putative class. The plaintiffs’ time in which to file an appeal regarding the District Court’s 5 March 2009 decision has not yet expired. The Barclays Group considers that the Enron related claims against it are without merit and is defending them vigorously. It is not possible to estimate the Barclays Group’s possible loss in relation to these matters, nor the effect that they might have upon operating results in any particular financial period.

(ii)	Like other UK financial services institutions, Barclays Bank faces numerous County Court claims and complaints by customers who allege that its unauthorised overdraft charges either contravene the UTCCR or are unenforceable penalties or both. In July 2007, by agreement with all parties, the OFT commenced proceedings against seven banks and one building society, including Barclays, to resolve the matter by way of a “test case” process (the “test case”). Preliminary issues hearings took place in January, July and December 2008 with judgments handed down in April and October 2008 and January 2009 (a further judgment not concerning Barclays terms). As to current terms, in April 2008 the Court held in favour of the banks on the issue of the penalty doctrine. The OFT did not appeal that decision. In the same judgment the Court held in favour of the OFT on the issue of the applicability of the UTCCR. The banks appealed that decision. As to past terms, in a judgment on 8 October 2008, the Court held that Barclays historic terms, including those of Woolwich, were not capable of being penalties. The OFT indicated at the January 2009 hearing that it was not seeking permission to appeal the Court’s findings in relation to the applicability of the penalty doctrine to historic terms. Accordingly, it is now clear that no declarations have or will be made against Barclays that any of its unauthorised overdraft terms assessed in the test case constitute unenforceable penalties and that the OFT will not pursue this aspect of the test case further. The proceedings will now concentrate exclusively on UTCCR issues. The banks’ appeal against the decision in relation to the applicability of the UTCCR (to current and historic terms) took place at a hearing in late October 2008. On 26 February 2009 the Court of Appeal dismissed the banks’ appeal, holding, in a judgment of broad application, that the relevant charges were not exempt from the UTCCR. The banks petitioned the House of Lords for leave to appeal the decision. The appeal was heard before the House of Lords on 23-25 June 2009 with judgment reserved. Judgment is likely to be handed down in late July or September 2009. If the banks’ appeal is upheld the test case will be at an end. If it is dismissed then it is likely that the proceedings will still take a significant period of time to conclude. Pending resolution of the test case process, existing and new claims in the County Courts remain stayed, and there is an FSA waiver of the complaints handling process (which is reviewable in late July 2009) and a standstill of Financial Ombudsman Service decisions. Barclays is defending the test case vigorously. It is not practicable to estimate Barclays possible loss in relation to these matters, nor the effect that they may have upon operating results in any particular financial period.

Barclays and the Continuing Group is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which the Continuing Group is party to have a significant adverse effect on the financial position of the Continuing Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

Save as disclosed in sub-paragraphs (i) and (ii) above of this paragraph “Litigation”, no member of the Continuing Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Barclays is aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on Barclays and/or the Continuing Group’s financial position or profitability.

(b)	BGI

No member of the BGI Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Barclays is aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the BGI Group’s financial position or profitability.

9.	Competition and regulatory matters

(a)	The scale of regulatory change remains challenging, arising in part from the implementation of some key European Union (“EU”) directives. Many changes to financial services legislation and regulation have come into force in recent years and further changes will take place in the near future. Concurrently, there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the UK and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and beyond the Group’s control but could have an impact on the Group’s businesses and earnings.

(b)	In September 2005, the OFT received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (“PPI”). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006 the OFT announced the outcome of the market study and the OFT referred the PPI market to the UK Competition Commission (“CC”) for an in-depth inquiry in February 2007. In June 2008, the CC published its provisional findings. The CC published its final report into the PPI market on 29 January 2009. The CC’s conclusion is that the businesses which offer PPI alongside credit face little or no competition when selling PPI to their credit customers. The CC has set out a package of measures which it considers will introduce competition into the market (the “Remedies”). The Remedies, which are expected to be implemented (following consultation) in 2010, are: a ban on sale of PPI at the point of sale; a prohibition on the sale of single premium PPI; mandatory personal PPI quotes to customers; annual statements for all regular premium policies, including the back book (for example credit card and mortgage protection policies); measures to ensure that improved information is available to customers; obliging providers to give information to the OFT to monitor the Remedies and to provide claims ratios to any person on request. The Group is reviewing the report and considering the next steps, including how this might affect the Group’s different products. In March 2009, Barclays submitted an appeal of part of the CC’s final report to the Competition Appeal Tribunal (“CAT”). The targeted appeal is focussed on the point of sale prohibition remedy which it is felt is not based on sound analysis, and is unduly draconian. The Group is also challenging the technical aspects of the CC’s PPI market definition. A case management conference was held at the CAT on 28 April 2009 at which Lloyds Banking Group, Shop Direct and the FSA were granted permission to intervene. The hearing is listed for four days starting 7 September 2009.

In October 2006, the FSA published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly and that the FSA would strengthen its actions against such firms. Tackling poor PPI sales practices remains a priority for the FSA, with their most recent update on their thematic work published in September 2008. The Group voluntarily complied with the FSA’s request to cease selling single premium PPI by the end of January 2009. There has been no enforcement action against the Group in respect of its PPI products. The Group has cooperated fully with these investigations into PPI and will continue to do so.

(c)	The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT is progressing its investigations in the Visa interchange case and a second MasterCard interchange case in parallel and both are ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on the Group’s business in this sector. In February 2007, the OFT announced that it was expanding its investigation into interchange rates to include debit cards.

In September 2006, the OFT announced that it had decided to undertake a fact find on the application of its statement on credit card fees to current account unauthorised overdraft fees. The fact find was completed in March 2007. On 29 March 2007, the OFT announced its decision to conduct a formal investigation into the fairness of bank current account charges. The OFT initiated a market study into personal current accounts (“PCAs”) in the UK on 26 April 2007. The study’s focus was PCAs but it also included an examination of other retail banking products, in particular savings accounts, credit cards, personal loans and mortgages in order to take into account the competitive dynamics of UK retail banking. On 16 July 2008, the OFT published its market study report, in which it concluded that certain features of the UK PCA market were not working well for consumers. The OFT reached the provisional view that some form of regulatory intervention is necessary in the UK PCA market. On 16 July 2008, the OFT also announced a consultation to seek views on the findings and possible measures to address the issues raised in its report. The consultation period closed on 31 October 2008. The Group has participated fully in the market study process and will continue to do so.

(d)	US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others. HM Treasury regulations similarly require compliance with sanctions adopted by the UK government. The Group has been conducting an internal review of its conduct with respect to US Dollar payments involving countries, persons and entities subject to these sanctions and has been reporting to governmental authorities about the results of that review. The Group received inquiries relating to these sanctions and certain US Dollar payments processed by its New York branch from the New York County District Attorney’s Office and the US Department of Justice, which along with other authorities, has been reported to be conducting investigations of sanctions compliance by non-US financial institutions. The Group has responded to those inquiries and is cooperating with the regulators, the Department of Justice and the District Attorney’s Office in connection with their investigations of the Group’s conduct with respect to sanctions compliance. Barclays has also received a formal notice of investigation from the FSA, and has been keeping the FSA informed of the progress of the US investigations and the Group’s internal review. The Group’s review is ongoing. It is currently not possible to predict the ultimate resolution of the issues covered by the Group’s review and the investigations, including the timing and potential financial impact of any resolution, which could be substantial.

(e)	The Financial Services Compensation Scheme (the “FSCS”) provides compensation to customers of financial institutions in the event that an institution is unable, or is likely to be unable, to pay claims against it. During 2008, a number of institutions, including Bradford & Bingley plc, Heritable Bank plc, Kaupthing Singer & Friedlander Limited, Landsbanki ‘Icesave’ and London Scottish Bank plc were declared in default by the FSA. In order to meet its obligations to the depositors of these institutions, the FSCS has borrowed £19.7 billion from HM Treasury, which is on an interest only basis until September 2011. These borrowings are anticipated to be repaid wholly or substantially from the realisation of the assets of the above named institutions. The FSCS raises annual levies from the banking industry to meet its management expenses and compensation costs. Individual institutions make payments based on their level of market participation (in the case of deposits, the proportion that their protected deposits represent of total market protected deposits) at 31 December each year. If an institution is a market participant on this date it is obligated to pay a levy. Barclays Bank was a market participant at 31 December 2007 and 2008. As at 31 December 2008, the Group has accrued £101m for its share of levies that will be raised by the FSCS including the interest on the loan from HM Treasury in respect of the levy years to 31 March 2010. The accrual includes estimates for the interest FSCS will pay on the loan and estimates of the Group’s market participation in the relevant periods. Interest will continue to accrue on the HM Treasury loan to the FSCS until September 2011 and will form part of future FSCS management expenses levies. If the assets of the defaulting institutions are insufficient to repay the HM Treasury loan in 2011, the FSCS will agree a schedule of repayments with HM Treasury, which will be recouped from the industry in the form of additional levies. It is not currently possible to estimate whether there will ultimately be additional levies on the industry, the level of the

Group’s market participation or other factors that may affect the amounts or timing of amounts that may ultimately become payable, nor the effect that such levies may have upon operating results in any particular financial period.

10.	BGI Management

BGI is currently overseen by an Executive Committee comprising: Robert E Diamond Jr, Executive Chairman; Blake Grossman, Global Chief Executive Officer; Rohit Bhagat, Chief Operating Officer; Minder Cheng, Global Chief Investment Officer, Equity & Capital Markets; Lee Kranefuss, Chairman, iShares; Richard Ricci, Chief Operating Officer, Investment Banking and Investment Management; Lindsay Tomlinson, Vice-Chairman of Barclays Global Investors Europe; and David Semaya, Chief Executive Officer, Europe & Asia (ex-Japan).

11.	BGI Equity Ownership Plan

A number of employees and former employees are shareholders and optionholders in BGI Holdings through the BGI Equity Ownership Plan (EOP).

The sale of BGI would allow optionholders to exercise their options and become BGI Holdings shareholders. Assuming that all in-the-money options are exercised, it is estimated that the minority EOP participant shareholding in BGI Holdings will increase to approximately 8.1 per cent. of the enlarged BGI Holdings share capital. In aggregate, the exercise price of optionholders’ in-the-money options is US$331 million (£205 million).

It is currently intended that Barclays will consider putting in place a mechanism for EOP participants to satisfy the exercise price of their options from the sale proceeds that they receive for their shares.

It is proposed that all outstanding BGI Holdings shares issued under the EOP would be purchased by Barclays Bank before the shares are acquired by BlackRock, extinguishing the minority interests in BGI Holdings. Currently, it is estimated that EOP participants holding BGI Holdings shares (including holders of in-the-money options which are to be exercised) would receive a total consideration of approximately US$1,010 million (£624 million) for their shares.

12.	Significant Change

(a)	Continuing Group

There has been no significant change, save for the mandatory conversion of the MCNs into Barclays Shares on 30 June 2009*, in the trading or financial position of the Continuing Group since 31 December 2008, the date to which Barclays last audited results were prepared.

(b)	BGI

There has been no significant change in the trading or financial position of BGI since 31 December 2008, the date to which Barclays last audited results were prepared.

13.	Working Capital

Barclays is of the opinion that, taking into account the Minimum Net Cash Proceeds of the Disposal and existing cash resources available to the Continuing Group, the working capital available to the Continuing Group is sufficient for its present requirements, that is for at least the next twelve months from the date of the publication of this document.

14.	Basis of Preparation of Financial Information

Unless otherwise indicated, historical financial information for Barclays, BGI and the Barclays Group in this document has been extracted or derived without material adjustment from the 2008 Barclays Annual Report. The financial information in the 2008 Barclays Annual Report was prepared in accordance with applicable UK law and International Financial Reporting Standards as adopted by the European Union and was audited. The auditor’s report in respect of the statutory accounts of the Barclays Group for the period ended 31 December 2008 was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985. For further information on the basis of preparation of the financial information of the Barclays Group, see “Accounting Policies” and “Accounting Developments” on pages 193-203 of the 2008 Barclays Annual Report, such pages being incorporated into this document by reference.

See also paragraph 1 of Part III (regarding the basis of preparation of the financial information on BGI) of this document and paragraphs 1 of Part IV (regarding the unaudited pro forma financial information on the Continuing Group) of this document.

Except as otherwise stated herein, the exchange rate used in this document is £1=US$1.6186 at the close of trading on 7 July 2009 as published by Thomson Reuters.

2008 year end and average exchange rates are as published in Barclays 2008 Annual Report:

31 December 2008: £1=US$1.46

*	The impact of the mandatory conversion of the MCNs is further described on pages 16 and 17 of this document in the notes to the pro forma net assets statement. 1,826,770,009 new ordinary shares in Barclays were created on conversion of the MCNs, as described on page 32 in Part VI, paragraph 7(a)(ii).

Average during 2008: £1=US$1.86

15.	Consents

(a)	Lazard has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which they are included.

(b)	J.P. Morgan Cazenove has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which they are included.

(c)	PricewaterhouseCoopers LLP has given and not withdrawn its written consent to the inclusion of its report on the unaudited pro forma financial information in paragraph 2 of Part IV (Pro forma Statement of Net Assets of the Continuing Group) of this document in the form and context in which it is included.

16.	Documents Available for Inspection

Copies of the following documents:

(i)	the BGI Disposal Agreement, together with the exhibits and annexes thereto;

(ii)	the Commitment Letter (Exhibit E to the BGI Disposal Agreement);

(iii)	the Revolving Credit Agreement;

(iv)	the Stockholder Agreement (Exhibit A to the BGI Disposal Agreement);

(v)	the Certificate of Designation for the Series D Participating Preferred Stock (Exhibit H to the BGI Disposal Agreement);

(vi)	the Registration Rights Agreement (Exhibit B to the BGI Disposal Agreement);

(vii)	Cash Fund Support Agreements (Exhibit C to the BGI Disposal Agreement);

(viii)	the Annual Reports;

(ix)	the Memorandum and Articles of Association of Barclays;

(x)	the consent letters referred to in paragraph 15 above;

(xi)	the report from PricewaterhouseCoopers LLP set out in Part IV (Pro Forma Statement of Net Assets of the Continuing Group) of this document; and

(xii)	this document

are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period from the date of publication of this document up to and including the date of the General Meeting at:

(i)	the registered office of Barclays, 1 Churchill Place, London E14 5HP; and

(ii)	the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ.

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

“Annual Reports”	means the annual reports and audited accounts of the Barclays Group for the financial years ended 31 December 2008, 31 December 2007 and 31 December 2006;

“Barclays” or “the Company”	means Barclays PLC;

“Barclays Bank”	means Barclays Bank PLC;

“Barclays Directors”	means the directors of Barclays as at the date of this document, and “Barclays Director” means any one of them;

“Barclays Group”	means Barclays and its subsidiary undertakings;

“Barclays PSP”	means the Barclays Performance Share Plan;

“Barclays Share”	means an ordinary share of 25 pence in the capital of Barclays;

“Barclays Shareholders”	means holders of Barclays Shares;

“Barclays Share Plans”	means the Barclays PSP, SA PSP, Incentive Share Plan, Sharesave, Irish Sharesave, International Sharesave, Sharepurchase, ESAS, BGI EOP, ISOP, ESOS and WESOP;

“BGI”	means the Barclays Global Investors business as defined in the BGI Disposal Agreement;

“BGI Disposal Agreement”	means the agreement between Barclays, Barclays Bank and BlackRock entered into on 16 June 2009 regarding the Disposal, described in Part V of this document;

“BGI Group”	means BGI Holdings and its subsidiary undertakings;

“BGI Holdings”	means Barclays Global Investors UK Holdings Limited;

“BGI Shares”	means ordinary shares of 0.37625 pence in the capital of BGI Holdings;

“BlackRock”	means BlackRock, Inc.;

“BlackRock Total Capital Stock”	means the total issued share capital (including all share classes) of BlackRock immediately following its acquisition of BGI;

“Board” or “Barclays Board”	means the board of directors of Barclays except in the case of the recommendation on page 7 where it means the board of directors of Barclays other than Robert E Diamond Jr;

“Chairman”	means the chairman of the Barclays Group;

“Challenger”	means Challenger Universal Limited of c/o Aria, Fabrega & Fabrega Trust Co. BVI Limited, 325 Water Front Drive, Omar Hodge Building, 2nd Floor, Wickham’s Lay, Road Town, Tortola, British Virgin Islands, a company representing the beneficial interests of His Excellency Sheikh Hamad Bin Jassim Bin Jabr Al-Thani, the Chairman of Qatar Holding, and his family;

“Commitment Letter”	means the commitment letter among Barclays Bank, Citicorp North America, Inc., Credit Suisse (Cayman Islands branch) and BlackRock dated 16 June 2009 relating to the Revolving Credit Agreement;

“Continuing Group”	means the Company and its subsidiary undertakings (excluding BGI) following completion of the Disposal;

“CREST”	means the relevant system (as defined in the CREST Regulations) in respect of which Euroclear is the operator (as defined in the CREST Regulations);

“CREST Regulations”	means the Uncertificated Securities Regulations 2001 (SI 2001 No. 01/378), as amended;

“CVC”	means CVC Capital Partners Group SICAV — FIS S.A.;

“Disposal”	means the proposed disposal of BGI by Barclays to BlackRock;

“EBITDA”	means earnings before interest, taxes, depreciation and amortisation;

“EOP”	means the BGI Equity Ownership Plan;

“ESAS”	means the Barclays PLC Executive Share Award Scheme;

“ESOS”	means the Barclays PLC Renewed 1986 Executive Share Option Scheme;

“ETF”	means Exchange Traded Fund;

“Euroclear”	means Euroclear UK & Ireland Limited, the operator of CREST;

“FSA”	means the UK Financial Services Authority;

“General Meeting”	means the general meeting of the Company to be held on 6 August 2009, notice of which is set out on pages 43 and 44 of this document;

“Incentive Share Plan”	means the Barclays Incentive Share Plan;

“International Sharesave”	means the Barclays Group International SAYE Scheme;

“Irish Sharesave”	means the Barclays Group Irish SAYE Share Option Scheme;

“iShares Master Sale Agreement”	means the agreement between Barclays and CVC entered into on 9 April 2009 regarding the sale by Barclays to CVC of Barclays iShares business;

“ISOP”	means the Barclays PLC Incentive Share Option Plan;

“J.P. Morgan Cazenove”	means J.P. Morgan Cazenove Limited;

“Lazard”	means Lazard & Co., Limited;

“LIBOR”	means the London Interbank Offering Rate;

“Listing Rules”	means the rules and regulations of the UKLA, as amended from time to time and contained in the UKLA’s publication of the same name;

“Mandatorily Convertible Notes” or “MCNs”	means the notes issued on 27 November 2008 which converted mandatorily into Barclays shares on 30 June 2009;

“Mandatory ESAS”	means part of an eligible employee’s annual bonus that is received as an award under ESAS;

“Merrill Lynch”	means Merrill Lynch Inc.;

“Minimum Net Cash Proceeds”	means the minimum amount of consideration expected to be received under the BGI Disposal Agreement (taking into account potential adjustments to the consideration and limits on such adjustments), net of the amounts payable to EOP shareholders and the amount of the unsecured loan to be provided to BlackRock pursuant to the Revolving Credit Agreement;

“Official List”	means the official list of the UKLA;

“OFT”	means the Office of Fair Trading;

“Proxy Form”	means the proxy form accompanying this document for use by Barclays Shareholders in connection with the General Meeting;

“PNC”	means The PNC Financial Services Group, Inc.;

“PwC”	means PricewaterhouseCoopers LLP;

“Qatar Holding”	means Qatar Holding of Q-Tel Tower, PO Box 23224, Doha, Qatar, a wholly owned subsidiary of the Qatar Investment Authority and through which it is making its investment in Barclays;

“Registrar”	means Equiniti Limited, the registrar to Barclays;

“Registrar of Companies”	means the Registrar of Companies in England and Wales, within the meaning of the Companies Act 2006;

“Resolution”	means the ordinary resolution set out in the notice of General Meeting on pages 43 and 44 of this document;

“Revolving Credit Agreement”	means the revolving credit agreement to be entered into among Barclays Bank, Citicorp North America, Inc., Credit Suisse (Cayman Islands branch) (the “Lenders”) and BlackRock pursuant to which the Lenders will provide up to US$2 billion of unsecured loans to BlackRock, described in Part V of this document;

“SA PSP”	means the Barclays Group Special Award Performance Share Plan;

“Securities Act”	means the United States Securities Act of 1933, as amended;

“Securities Exchange Act”	means the United States Securities Exchange Act of 1934, as amended;

“Sharesave”	means the Barclays Group SAYE Share Option Scheme;

“Sharepurchase”	means the Barclays Group Share Incentive Plan;

“Stockholder Agreement”	means the agreement to be entered into between Barclays and BlackRock which will govern Barclays ownership interest in BlackRock upon completion of the BGI Disposal Agreement, described in Part V of this document;

“UKLA” or “UK Listing Authority”	means the FSA in its capacity as the competent authority for listing under Part VI of the UK Financial Services and Markets Act 2000;

“UTCRR”	means the Unfair Terms in Consumer Contracts Regulations 1994;

“Voluntary ESAS”	means additional awards granted to eligible employees under ESAS in respect of the waiver of bonus entitlements to which such employees may otherwise have become entitled; and

“WESOP”	means the Woolwich PLC 1998 Executive Share Option Plan.

BARCLAYS PLC

(Incorporated and registered in England under
the Companies Acts 1862 to 1890 registered number 48839)

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a GENERAL MEETING of Barclays PLC (the “Company”) will be held at The Brewery, Chiswell Street, London EC1Y 4SD at 11 a.m. on 6 August 2009 to consider and, if thought fit, to pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

THAT the proposed disposal by Barclays PLC of the Barclays Global Investors business and ancillary arrangements, pursuant to the BGI Disposal Agreement (as defined in the circular to shareholders dated 9 July 2009, a copy of which has been produced to the meeting and initialled by the Chairman of the meeting for the purposes of identification only (the “Circular”)), in the manner and on the terms and conditions of the BGI Disposal Agreement and which, as described in the Circular, comprises a Class 1 transaction under the Listing Rules, be and is hereby approved and that the Directors be and are hereby authorised to take all such steps as may be necessary or desirable in relation thereto and to carry the same into effect with such modifications, variations, revisions or amendments (providing such modifications, variations or amendments are not of a material nature) as they shall deem necessary or desirable.

By order of the Board

Lawrence Dickinson
Company Secretary

9 July 2009

1 Churchill Place
London E14 5HP

Registered No. 48839

NOTES

(a) Entitlements under CREST

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 the Company specifies that only those holders of shares registered in the register of members at 6 p.m. on 4 August 2009 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after 6 p.m. on 4 August 2009 shall be disregarded in determining the right of any person to attend or vote at the meeting.

(b) Appointing a proxy

A shareholder who is entitled to attend, speak and vote at the meeting is entitled to appoint one or more people (called proxies) to attend, speak and vote on his/her behalf. If more than one proxy is appointed, each proxy must be appointed to exercise the rights attached to different shares. They need not be Barclays Shareholders.

(c) Corporate representatives

Corporate shareholders are encouraged to appoint a proxy or multiple proxies in preference to appointing corporate representatives given the uncertainty arising from the provisions in the Companies Act 2006 regarding the validity of votes cast by multiple corporate representatives. However, where corporate shareholders have appointed multiple corporate representatives, the Company intends to follow the guidance issued by the Institute of Chartered Secretaries and Administrators (‘‘ICSA’’), as described below:

In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that:

(i)	if a corporate shareholder has appointed the Chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions. Voting cards will be made available to corporate representatives at the meeting; and

(ii)	if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the Chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend the meeting, and will vote on a poll. The other corporate representatives will give voting directions to that designated corporate representative. In accordance with the ICSA’s guidance, the designated corporate representatives shall be the first of the corporate representatives to have registered his/her attendance at the meeting. Voting cards will be made available to corporate representatives at the meeting.

(d) Persons nominated by shareholders

The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from the Company in accordance with section 146 of the Companies Act 2006 (‘nominated persons’). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.

(e) Total shares and voting rights

As at 7 July 2009 (being the latest practicable date before publication of this document) the Company’s issued share capital comprised 11,028,473,150 ordinary shares of 25 pence each. Each ordinary share carries the right to vote at a general meeting of the Company and, therefore, the total number of voting rights in the Company as at 7 July 2009 was 11,028,473,150.

(f)	Electronic communication

You may not use any electronic address provided in either this Notice of General Meeting or any related documents (including the Proxy Form) to communicate with the Company for any purposes other than those expressly stated.